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Exhibit 1

First Quarter Report
 2010

MI Developments Inc.

MI Developments Inc. 455 Magna Drive Aurora, Ontario Canada L4G 7A9 Tel: (905) 713-6322 Fax: (905) 713-6332

MI DEVELOPMENTS ANNOUNCES 2010 FIRST QUARTER RESULTS

May 7, 2010, Aurora, Ontario, Canada — MI Developments Inc. (TSX: MIM.A, MIM.B; NYSE: MIM) ("MID" or the "Company") today announced its results for the three-month period ended March 31, 2010.

"Net income from the Real Estate Business decreased as compared to the prior year primarily due to reduced interest and other income from MEC as we discontinued accruing interest income and fees on impaired loans receivable from MEC," stated Dennis Mills, MID's Vice-Chairman and Chief Executive Officer. "With the closing of the MEC Chapter 11 process, we look forward to a more stable operating environment."

The results for the three-month period ended March 31, 2010 are summarized below (all figures are in U.S. dollars):

	REAL ESTATE BUSINESS
	Three months ended March 31,
(in thousands, except per share figures)	2010	2009
Revenues	$44,563	$53,819
Net income attributable to MID	$15,129	$25,161
Funds from operations ("FFO")(1)	$25,658	$34,927
Diluted FFO per share(1)	$0.55	$0.75

	MID CONSOLIDATED
	Three months ended March 31,
(in thousands, except per share figures)	2010	2009(2)
Revenues
Real Estate Business	$44,563	$53,819
MEC(2),(3)	—	152,935
Eliminations(2)	—	(9,636)

	$44,563	$197,118

Net income (loss) attributable to MID
Real Estate Business	$15,129	$25,161
MEC — continuing operations(2)	—	(54,763)
Eliminations(2)	—	(107)

Income (loss) from continuing operations	15,129	(29,709)
Income from MEC discontinued operations(2),(4)	—	864

	$15,129	$(28,845)

Diluted earnings (loss) attributable to MID per share from continuing operations	$0.32	$(0.64)
Diluted earnings (loss) attributable to MID per share	$0.32	$(0.62)
(1)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. The Company determines FFO using the definition prescribed in the United States by the National Association of Real Estate Investment Trusts® ("NAREIT"). For a reconciliation of FFO to net income, please refer to the section titled "Reconciliation of Funds From Operations to Net Income".

(2)
On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act (the "CCAA") in Canada. As a result of the MEC Chapter 11 filing at the Petition Date, the Company concluded that, under GAAP, it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC was deconsolidated from the Company's results beginning on the Petition Date. The Company's results of operations for the three-month period ended March 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009. Transactions and balances between the "Real Estate Business" and "MEC" segments have not been eliminated in the presentation of each segment's results of operations. However, the effects of transactions between these two segments are eliminated in the consolidated results of operations of the Company for periods prior to the Petition Date.

(3)
Excludes revenues from MEC's discontinued operations.

(4)
Discontinued operations represent MEC's discontinued operations, net of certain related consolidation adjustments. MEC's discontinued operations for the three-month period ended March 31, 2009 includes the operations of Remington Park, Thistledown, Portland Meadows and Magna Racino™.

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REAL ESTATE BUSINESS FINANCIAL RESULTS

Three-Month Period Ended March 31, 2010

Revenues were $44.6 million in the first quarter of 2010 compared to $53.8 million in the first quarter of 2009. The $9.3 million decrease in revenues is due to a $12.7 million reduction in interest and other income from MEC, partially offset by a $3.4 million increase in rental revenues.

Rental revenues in the first quarter of 2010 increased to $43.8 million from $40.4 million in the prior year period. The additional rent earned from contractual rent increases and completed projects on-stream and the effect of changes in foreign currency exchange rates was partially offset by the negative impact of vacancies, renewals and re-leasing and straight-line rent and other adjustments.

Interest and other income from MEC in the first quarter of 2010 decreased to $0.8 million from $13.5 million in the prior year period as the Company discontinued accruing interest income and fees on the loans receivable from MEC in the first quarter of 2010. During the fourth quarter of 2009, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the loan agreements with MEC and, accordingly the Real Estate Business recorded an impairment provision relating to the loans receivable from MEC. Given the impairment, the Company discontinued accruing interest income and fees on the loans receivable from MEC; however, interest income and fees were recognized to the extent income was earned in the period and cash had been either collected as at or subsequent to the balance sheet date. Interest and other income from MEC recognized in the first quarter of 2010 of $0.8 million represent interest and fees relating to the DIP Loan.

Net income attributable to MID in the first quarter of 2010 was $15.1 million compared to $25.2 million in the prior year period. The decrease is primarily due to a decrease of $12.7 million in interest and other income from MEC, increases of $0.4 million in general and administrative expenses, $0.8 million in depreciation and amortization, $0.7 million in net interest expense and $0.1 million in income tax expense. These reductions to net income were partially offset by increases of $3.4 million in rental revenues and $0.7 million in foreign exchange gains, as well as the $0.5 million adjustment recorded in the prior year period relating to the carrying values of the MEC loan facilities on deconsolidation of MEC.

FFO for the first quarter of 2010 decreased by $9.3 million or $0.20 per share as compared to the prior year period primarily due to reduced net income of $10.1 million for the reasons noted above, partially offset by increased depreciation and amortization of $0.8 million primarily due to the impact of foreign exchange.

A more detailed discussion of MID's consolidated financial results for the first quarter ended March 31, 2010 is contained in the Management's Discussion and Analysis of Results of Operations and Financial Position, and the unaudited interim consolidated financial statements and notes thereto, which are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) and can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

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RECONCILIATION OF FUNDS FROM OPERATIONS TO NET INCOME

	Three Months Ended March 31,
(in thousands, except per share information)	2010	2009
Net income	$15,129	$25,161
Add back depreciation and amortization	10,529	9,766

Funds from operations	$25,658	$34,927

Basic and diluted funds from operations per share	$0.55	$0.75

Basic and diluted number of shares outstanding (thousands)	46,708	46,708

DIVIDENDS

MID's Board of Directors has declared a dividend of $0.15 per share on MID's Class A Subordinate Voting Shares and Class B Shares for the first quarter ended March 31, 2010. The dividend is payable on or about June 15, 2010 to shareholders of record at the close of business on May 28, 2010.

Unless indicated otherwise, MID has designated the entire amount of all past and future taxable dividends paid since January 1, 2006 to be an "eligible dividend" for purposes of the Income Tax Act (Canada), as amended from time to time. Please contact your tax advisor if you have any questions with regard to the designation of eligible dividends.

ABOUT MID

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna International Inc. and its automotive operating units in North America and Europe. In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects.

As discussed further in Management's Discussion and Analysis of Results of Operations and Financial Position for the three-month period ended March 31, 2010 under the heading "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales", following the close of business on April 30, 2010, certain assets of MEC were transferred to MID pursuant to MEC's Chapter 11 Plan of Reorganization, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), The Maryland Jockey Club, Portland Meadows, AmTote and XpressBet. MEC was an owner and operator of horse racetracks, and a supplier, via simulcasting, of live horseracing content to the inter-track, off-track and account wagering markets.

For further information, please contact Rocco Liscio, Executive Vice-President and Chief Financial Officer, at 905-726-7507.

OTHER INFORMATION

For further information about MID, please see our website at www.midevelopments.com. Copies of financial data and other publicly filed documents are available through the internet on Canadian Securities Administrators' Systems for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission's Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov.

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FORWARD-LOOKING STATEMENTS

This press release may contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements relating to the MEC Chapter 11 proceeding and the Company's participation therein and statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2009, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2009, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this press release to reflect subsequent information, events or circumstances or otherwise.

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Management's Discussion and Analysis of Results of Operations and
Financial Position

For the Three-month Period ended March 31, 2010

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the three-month period ended March 31, 2010. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the accompanying unaudited interim consolidated financial statements for the three-month period ended March 31, 2010 and the audited consolidated financial statements for the year ended December 31, 2009, which are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). For a reconciliation of the Company's results of operations and financial position from U.S. GAAP to Canadian generally accepted accounting principles ("Canadian GAAP"), see note 17 to the unaudited interim consolidated financial statements. This MD&A is prepared as at May 6, 2010. Additional information relating to MID, including the Annual Information Form for fiscal 2009, can be obtained from the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

OVERVIEW

MID is the successor to Magna International Inc.'s ("Magna") real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna. MID was formed as a result of four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario): 1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MID. These companies were wholly-owned subsidiaries of Magna and held Magna's real estate division and the controlling interest in Magna Entertainment Corp. ("MEC"). All of MID's Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one of MID's Class A Subordinate Voting Shares for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held. As a result of this spin-off transaction, MID acquired Magna's controlling interest in MEC.

Real Estate Business

MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna and its automotive operating units. Members of the Magna group of companies are MID's primary tenants and provide approximately 98% of the annual real estate revenue generated by MID's income-producing properties (see "REAL ESTATE BUSINESS — Our Relationship with Magna"). In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects. The Company's primary objective is to increase cash flow from its real estate operations, net income and the value of its assets in order to maximize the return on shareholders' equity over the long term.

Magna Entertainment Corp.

MEC is an owner and operator of horse racetracks and a supplier via simulcasting of live horseracing content to the inter-track, off-track and account wagering markets. At March 31, 2010 and December 31, 2009, the Company owned approximately 54% of MEC's total equity, representing approximately 96% of the total votes attached to MEC's outstanding stock.

On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, MID announced that MEC had filed the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors (the "Creditors'

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Committee"), MID and MI Developments US Financing Inc. pursuant to Chapter 11 of the Code (as amended, the "Plan") and related Disclosure Statement (the "Disclosure Statement") in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote International, Inc. ("AmTote") and XpressBet, Inc. ("XpressBet"). On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club ("MJC") to MID. On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010 (see "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization").

As a result of the MEC Chapter 11 filing, management estimated and reduced the carrying value of MID's equity investment in MEC to zero at the Petition Date. Under the Plan, on the date the shares of MEC Lone Star, LP ("Lone Star LP") or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor will receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

In this MD&A, we use the term "Real Estate Business" to refer to the operations over which our Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions, which excludes the operations of MEC (see "SIGNIFICANT MATTERS — Deconsolidation of MEC").

SUMMARY RESULTS — REAL ESTATE BUSINESS

During the first quarter of 2010, the Company's results continued to be impacted by the MEC Chapter 11 process. Total revenues were $44.6 million in the first quarter of 2010, which decreased from $53.8 million in the prior year period primarily due to reduced interest and other income on the loans receivable from MEC, partially offset by increased rental revenues. The Company discontinued accruing interest income and fees on the loans receivable from MEC as it was determined subsequent to the 2009 year-end that the loans receivable from MEC were impaired (see "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization"). However, interest income and fees were recognized under the debtor-in-possession financing facility (the "DIP Loan") provided to MEC to the extent income was earned in the period and cash had been either collected as at or subsequent to the balance sheet date. The Company also continued to incur significant advisory and other costs in connection with MID's involvement in the Debtors' Chapter 11 process. Net income decreased 40% to $15.1 million in the first quarter of 2010 from $25.2 million in the prior year period. Accordingly, funds from operations also decreased to $25.7 million or $0.55 per share in the first quarter of 2010 from $34.9 million or $0.75 per share. Although rental revenues increased in the first quarter of 2010 as compared to the prior year period mainly due to the positive impact of foreign currency exchange as, on average, the Canadian dollar and the euro strengthened against the U.S. dollar, annualized lease payments decreased slightly at the end of the first quarter of 2010 mainly due to the softening of the euro against the U.S. dollar.

	Three Months Ended March 31,
(in millions, except per share information)	2010	2009	Change
Rental revenues	$43.8	$40.4	8%
Interest and other income from MEC(1)	0.8	13.5	(94%	)
Revenues	44.6	53.8	(17%	)
Net income(2)	15.1	25.2	(40%	)
Funds from operations ("FFO")(3)	25.7	34.9	(27%	)
Diluted FFO per share(3)	$0.55	$0.75	(27%	)

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	As at
(in millions, except number of properties)	March 31, 2010	December 31, 2009	Change
Number of income-producing properties	106	106	—
Leaseable area (sq. ft.)	27.4	27.4	—
Annualized lease payments ("ALP")(4)	$175.6	$178.0	(1%	)
Income-producing property, gross book value ("IPP")	$1,616.0	$1,639.0	(1%	)
ALP as percentage of IPP	10.9%	10.9%	—

(1)
Prior to the Petition Date, interest and other income from MEC is eliminated from the Company's consolidated results of operations. Interest and other income from MEC of $0.8 million and $3.8 million, respectively, subsequent to the Petition Date are included in the Company's consolidated results of operations for the three-month periods ended March 31, 2010 and 2009.

(2)
Refer to footnote 4 under "SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)".

(3)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under generally accepted accounting principles ("GAAP") and therefore may not be comparable to similar measures presented by other companies. The Company determines FFO using the definition prescribed in the United States by the National Association of Real Estate Investment Trusts® ("NAREIT"). For a reconciliation of FFO to net income, see "REAL ESTATE BUSINESS — Results of Operations — Funds From Operations".

(4)
Annualized lease payments represent the total annual rent of the Real Estate Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "REAL ESTATE BUSINESS — Foreign Currencies").

SIGNIFICANT MATTERS

Participation in MEC's Bankruptcy and Asset Sales

Chapter 11 Filing and Plan of Reorganization

On the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets. Under Chapter 11, the Debtors operated as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors were authorized under Chapter 11 to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the prior approval of the Court. The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors' debt obligations, including those with MID Islandi s.f. (the "MID Lender"), and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company has not guaranteed any of the Debtors' debt obligations or other commitments. Under the priority scheme established by the Bankruptcy Code, unless creditors agree to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

As at March 31, 2010, the Company's equity investment in MEC consisted of 2,923,302 shares of its Class B Stock and 218,116 shares of its Class A Subordinate Voting Stock ("MEC Class A Stock"), representing approximately 96% of the total voting power of its outstanding stock and approximately 54% of the total equity interest in MEC. MEC Class A Stock was delisted from the Toronto Stock Exchange effective at the close of market on April 1, 2009 and from the Nasdaq Stock Market effective at the opening of business on April 6, 2009. As a result of the MEC Chapter 11 filing, the carrying value of MID's equity investment in MEC was

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reduced to zero at the Petition Date. Under the Plan, on the date the shares of Lone Star LP or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors' Committee in connection with the Debtors' Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims. On August 21, 2009, the Creditors' Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants. On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors' Committee. The Court denied the motion on September 22, 2009. On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

On January 11, 2010, the Company announced that MID, the MID Lender, MEC and the Creditors' Committee had agreed in principle to the terms of a global settlement and release in connection with the action. Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and releases of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC will receive $89.0 million in cash plus up to $1.5 million as a reimbursement for certain expenses incurred in connection with the action. Under the terms of the settlement agreement, MID will receive certain assets of MEC, as described below. The settlement and release was intended to be implemented through the Plan.

On February 18, 2010, MID announced that MEC had filed the Plan and Disclosure Statement in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote and XpressBet. On March 23, 2010, the Plan was amended to include the transfer of MJC to MID (together with the assets referred to in the preceding sentence, the "Transferred Assets"). On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan, and the MEC Project Financing Facilities (each discussed further under "LOANS RECEIVABLE FROM MEC"), the Plan provided that MID receive, in addition to the assets of MEC that were transferred to MID on the effective date of the Plan, the following:

(i)
upon the sale of Thistledown, MID will receive the first $20.0 million of the proceeds from such sale and the unsecured creditors of MEC will receive any proceeds in excess of such amount; and

(ii)
upon the sale of Lone Star LP pursuant to an agreement previously filed in the Court, the unsecured creditors of MEC will receive the first $20.0 million of the proceeds, if any, from such sale and MID will receive any proceeds in excess of such amount.

The risks and uncertainties relating to the sale of Lone Star LP and Thistledown pursuant to the Plan include, among others:

•
there is no certainty that closing will occur under the Lone Star LP and Thistledown sale agreements, respectively,

•
if closing does not occur with respect to either Lone Star LP or Thistledown, there is no certainty with regard to how long the process for the marketing and sale of such assets will take, and

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•
if closing does not occur with respect to either Lone Star LP or Thistledown, there is no certainty whether or at what prices such assets will be sold or whether any bids by any third party for such assets will materialize or be successful.

MID will also have the right to receive any proceeds from the litigation by MEC against PA Meadows, LLC currently pending in the Court and future payments under the Meadows Holdback Note.

Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers are preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. MID will be entitled to receive any such compensation from MEC's directors' and officers' insurers.

On the effective date of the Plan, the Transferred Assets were transferred to MID, in exchange for the following amounts estimated as at March 31, 2010: (i) loans receivable from MEC, net, with an estimated fair value of $345.6 million, (ii) the settlement and release payment to the unsecured creditors of MEC of $89.0 million in cash plus up to $1.5 million as a reimbursement of certain expenses incurred in connection with the action and (iii) the estimated settlement of expected allowed administrative, priority and other claims of approximately $155.4 million, net of (iv) $51.0 million from the amounts previously held in escrow by the Debtors from the sale of the assets of Remington Park and (v) estimated net proceeds of $40.0 million from the expected sales of the Debtors' assets that are to be sold to third parties pursuant to the Plan. Although the Company reduced the carrying value of the loans receivable from MEC by $90.8 million in the year ended December 31, 2009, there can be no assurance that the Company will not further reduce the carrying value of the loans receivable from MEC, either in connection with the transfer of the net assets of MEC to MID under the Plan or as a result of the resolution of expected allowed administrative, priority and other claims to be paid by the Company in accordance with the Plan.

Pursuant to the Plan, subsequent to the balance sheet date, on April 30, 2010, MID received $51.0 million of the amounts previously segregated by the Debtors from the sale of the assets of Remington Park and paid the settlement and release payment to the unsecured creditors of MEC of $89.0 million as described above. In addition, subsequent to the balance sheet date, MID made the payment of $1.5 million to the unsecured creditors of MEC related to the reimbursement of certain expenses in connection with the action and also made payments aggregating $58.9 million as the settlement of the secured claims relating to the Debtors' indebtedness with Bank of Montreal, Wells Fargo and PNC Bank.

For a more detailed discussion of the Plan and the Disclosure Statement, please refer to the "Second Amended Third Modified Joint Plan of the Affiliated Debtors, The Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code" dated April 28, 2010 and the "Disclosure Statement for the Second Amended Third Modified Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc. pursuant to Chapter 11 of the United States Bankruptcy Code". The complete Plan and Disclosure Statement are available on SEDAR at www.sedar.com.

In light of the risks and uncertainties relating to the Plan and its implementation and the fact that the Special Committee of the Board has not yet approved appropriate forbearance terms or funding limitations or other restrictions in respect of certain non-real estate assets of MEC transferred to MID on the effective date of the Plan, it is difficult to determine at this time what the expected effect on MID's financial condition, results of operations and cash flows the transfer of the MEC assets to MID pursuant to the Plan will be.

In connection with the Debtors' Chapter 11 filing, MID, through the MID Lender, provided MEC a secured non-revolving DIP Loan. As amended and restated, the maximum commitment amount under the DIP Loan was $71.4 million, of which no amounts remained available to be borrowed by MEC at the effective date of the Plan and $33.0 million was outstanding as at April 30, 2010, the maturity date of the DIP Loan (see "LOANS RECEIVABLE FROM MEC — DIP Loan" for further details of the DIP Loan). Under the Plan, a portion of the amounts held in escrow by the Debtors reflecting the net proceeds from the sale of the assets of Remington Park was used to pay and satisfy in full all outstanding DIP Loan obligations on May 3, 2010.

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MEC Asset Sales

The Debtors' Chapter 11 filing contemplated the Debtors selling all or substantially all their assets through an auction process and using the proceeds to satisfy claims against the Debtors, including indebtedness owed to the MID Lender. On the Petition Date, MID entered into an agreement with certain of the Debtors and certain non-Debtor affiliates of MEC to purchase such Debtors' and non-Debtors' relevant interests associated with certain specified assets (the "MID Stalking Horse Bid"), subject to Court approval. However, on April 20, 2009, in response to objections raised by a number of parties in the Debtors' Chapter 11 process and with the intent of expediting that process, MID and MEC terminated the MID Stalking Horse Bid.

On May 11, 2009, the Court approved the bid procedures for the auction of the Debtors' interests associated with the following assets: Santa Anita Park (including the relevant Debtor's joint venture interest in The Shops at Santa Anita); Remington Park; Lone Star LP; Thistledown; Portland Meadows; assets related to StreuFex™ (an environmentally friendly horse bedding product); vacant lands located in Ocala, Florida; and vacant lands located in Dixon, California. On October 28, 2009, the Court approved revised bid procedures for the auction of Santa Anita Park and bid procedures for the auction of the following additional assets: Gulfstream Park (including the adjacent lands and the relevant Debtor's joint venture interest in The Village at Gulfstream Park™); Golden Gate Fields; and MJC (including the Preakness®).

Since the Petition Date, the Debtors have entered into and completed various asset sales, including assets sold pursuant to orders obtained by the Debtors from the Court in the Chapter 11 cases. The auction process was suspended as a result of the Plan, which addressed the disposition of the Debtors' remaining assets.

On July 31, 2009, the Court approved the Debtors' motion for authorization to sell for 6.5 million euros the assets of one of MEC's non-debtor Austrian subsidiaries, which assets include Magna Racino™ and surrounding lands, to an entity affiliated with Fair Enterprise Limited, a company that forms part of an estate planning vehicle for the family of Frank Stronach, certain members of which are trustees of the Stronach Trust, MID's controlling shareholder. The sale transaction was completed on October 1, 2009 and the net proceeds were used to repay existing indebtedness secured by the assets.

On August 26, 2009, the Court approved the sale, by an Austrian non-debtor subsidiary of MEC to a third party, of the company that owns and operates the Austrian plant that manufactures StreuFex™, for certain contingent future payments. The sale was completed on September 1, 2009.

On August 26, 2009, the Court approved the Debtors entering into a stalking horse bid to sell Remington Park to Global Gaming RP, LLC for $80.25 million, subject to higher and better offers. Following an auction, no additional offers were received, and on September 15, 2009, the Court approved the sale of Remington Park to Global Gaming RP, LLC. The sale of Remington Park was completed on January 1, 2010. On January 4, 2010, the Debtor paid $27.8 million of the net sale proceeds to the MID Lender as partial repayment of the DIP Loan. The balance of the net sales proceeds of $51.0 million was distributed to the MID Lender subsequent to the effective date of the Plan, on May 3, 2010.

Following an auction, on September 2, 2009, the Court approved the sale of the Ocala lands to a third party at a price of $8.1 million and the sale closed on September 17, 2009. On October 28, 2009, the Debtors paid the net sales proceeds of $7.6 million to the MID Lender as a partial repayment of the DIP Loan.

Following an auction, on September 15, 2009, the Court approved the sale of Thistledown to a third party for $89.5 million, comprised of $42.0 million of cash to be paid on closing and up to $47.5 million of cash in contingent payments related to video lottery licensing in the State of Ohio. However, on September 21, 2009, the Supreme Court of the State of Ohio ruled that certain legislation relating to video lottery licensing at Ohio racetracks would require a State referendum, which is not expected to occur until November 2010. MEC has indicated that the purchaser has reserved its right to terminate the agreement as a result of the referendum requirement and that MEC and the purchaser are engaged in ongoing discussions about this transaction.

Following an auction, on October 29, 2009, the Court approved the sale of Lone Star LP to a third party for $62.8 million, comprised of $47.7 million of cash and the assumption by the purchaser of the $15.1 million capital lease for the facility. MEC has indicated that it anticipates that the sale of Lone Star LP will be completed during the second quarter of 2010, subject to regulatory approval.

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Following an auction, on November 18, 2009, the Court approved the sale of the Dixon lands to Ocala Meadows Lands LLC, a company controlled by Frank Stronach, for approximately $3.1 million and the sale closed on November 30, 2009. On November 30, 2009, the Debtors paid the net sales proceeds of $3.0 million to the MID Lender as a partial repayment of the DIP Loan.

As of the effective date of the Plan, the Transferred Assets were transferred to MID.

Joint Venture Transaction with Penn National Gaming, Inc.

On May 6, 2010, the Company, through an indirect wholly-owned subsidiary, entered into an agreement with a wholly-owned subsidiary of Penn National Gaming, Inc. ("Penn") providing for joint ventures to own and operate the MJC real estate and racing operations and the right to pursue non-racing gaming opportunities at MJC properties. Penn is a Nasdaq listed company. The agreement contemplates that (i) MJC's real estate and racing operations (the "Real Estate and Racing Venture") will be owned by a joint venture to be 51% owned and managed by MID, and (ii) the right to develop and operate any future gaming opportunities other than racing at the MJC properties (the "Gaming Venture") would be owned by a joint venture to be 51% owned and managed by Penn. Penn will pay MID $26.0 million for Penn's interest in the Real Estate and Racing Venture and the Gaming Venture, subject to a working capital adjustment and the reimbursement by Penn to MID of certain expenses. Each of MID and Penn has agreed to contribute an additional $6.0 million in working capital to the joint ventures. The closing of the transactions contemplated by the agreement is subject to customary closing conditions, including receipt of regulatory approval and the negotiation and execution of certain additional agreements.

Deconsolidation of MEC

As a result of the MEC Chapter 11 filing at the Petition Date, the Company concluded that, under GAAP, it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC was deconsolidated from the Company's results beginning on the Petition Date.

Prior to the Petition Date, MEC's results were consolidated with the Company's results, with outside ownership accounted for as a non-controlling interest. As of the Petition Date, the Company's consolidated balance sheet included MEC's net assets of $84.3 million. As of the Petition Date, the Company's total equity also included accumulated other comprehensive income of $19.8 million and a non-controlling interest of $18.3 million related to MEC.

Upon deconsolidation of MEC, the Company recorded a $46.7 million reduction to the carrying values of its investment in, and amounts due from, MEC, which is included in the Company's consolidated statement of income (loss) for the three-month period ended March 31, 2009.

GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation. In light of the significant uncertainty, at the Petition Date, as to whether MEC shareholders, including MID, would receive any recovery at the conclusion of MEC's Chapter 11 process, the carrying value of MID's equity investment in MEC was reduced to zero. Although, subject to the uncertainties of MEC's Chapter 11 process, MID management believed at the Petition Date that the MID Lender's claims were adequately secured and therefore had no reason to believe that the amount of the MEC loan facilities with the MID Lender was impaired upon the deconsolidation of MEC, a reduction in the carrying values of the MEC loan facilities (see "LOANS RECEIVABLE FROM MEC") was required under GAAP, reflecting the fact that certain of the MEC loan facilities bear interest at a fixed rate of 10.5% per annum, which is not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. The fair value of the loans receivable from MEC was determined at the Petition Date based on the estimated future cash flows of the loans receivable from MEC being discounted to the Petition Date using a discount rate equal to the London Interbank Offered Rate ("LIBOR") plus 12.0%. The discount rate was equal to the interest rate charged to MEC on the DIP Loan that was implemented as of the Petition Date, and therefore was considered to approximate a reasonable market interest rate for the MEC loan facilities for this purpose. Accordingly, upon deconsolidation of MEC, the Real Estate Business reduced its carrying values of the MEC loan facilities by $0.5 million (net of derecognizing $1.9 million of unamortized deferred arrangement fees at the Petition Date). As a result, the adjusted

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aggregate carrying values of the MEC loan facilities at the Petition Date was $2.4 million less than the aggregate face value of the MEC loan facilities. The adjusted carrying values were accreted up to the face value of the MEC loan facilities over the estimated period of time before the loans were expected to be repaid, with such accretion being recognized in "interest and other income from MEC" on the Company's consolidated statements of income (loss).

Segments

The Company's reportable segments reflect how the Company is organized and managed by senior management. Prior to the deconsolidation of MEC at the Petition Date, the Company's operations were segmented in the Company's internal financial reports between wholly-owned operations (the "Real Estate Business") and publicly-traded operations ("MEC"). The segregation of operations between wholly-owned and publicly-traded recognized the fact that, in the case of the Real Estate Business, the Company's Board and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

Subsequent to the Petition Date, the Company manages and evaluates its operations as a single "Real Estate Business" reporting segment, rather than multiple reporting segments, for internal purposes and for internal decision making.

The Company's consolidated statements of income (loss), consolidated statements of cash flows and consolidated balance sheets have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and, for the period prior to the Petition Date, MEC. The deconsolidation of MEC affected virtually all of the Company's reported revenue, expense, asset and liability balances, thus significantly limiting the comparability from period to period of the Company's consolidated statements of income (loss), consolidated statements of cash flows and consolidated balance sheets. As a result, except for the remaining content of this section and the section entitled "SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)", the remaining content of this MD&A focuses solely on the operating results, financial condition, cash flows and liquidity of the Real Estate Business.

REAL ESTATE BUSINESS

Our real estate assets are comprised of income-producing properties, properties under development and properties held for development (see "REAL ESTATE BUSINESS — Real Estate Assets").

Subject to the significant decline in the level of business received from Magna over the past five years as discussed under "Our Relationship with Magna" below, as well as the recent intensified downturn in the global real estate markets, we intend to continue to use our local market expertise, cost controls and long-established relationships with the Magna group to expand our existing real estate portfolio of industrial and commercial properties both with the Magna group and, potentially, with third parties. In addition, we intend to use our development expertise and financial flexibility to diversify our business by engaging in the development of mixed-use and residential projects on lands we own and may acquire, including lands from MEC.

Our income-producing properties consist of heavy industrial manufacturing facilities, light industrial properties, corporate offices, product development and engineering centres and test facilities. The Real Estate Business holds a global portfolio of 106 income-producing industrial and commercial properties located in nine countries: Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. This portfolio of income-producing properties represents 27.4 million square feet of leaseable area with a net book value of approximately $1.2 billion at March 31, 2010. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

The Real Estate Business also owns approximately 1,400 acres of land held for future development (see "REAL ESTATE BUSINESS — Real Estate Assets — Properties Held for Development").

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Business and Operations of Magna, Our Principal Tenant

Magna and certain of its subsidiaries are the tenants of all but 14 of the Real Estate Business' income-producing properties. Magna is the most diversified global automotive supplier. Magna designs, develops and manufactures technologically advanced automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers ("OEMs") of cars and light trucks. Magna's product capabilities span a number of major automotive areas, including interior systems, seating systems, closure systems, body and chassis systems, vision systems, electronic systems, exterior systems, powertrain systems, roof systems, hybrid electric vehicles/systems and complete vehicle engineering and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

Our Relationship with Magna

For the three-month period ended March 31, 2010, the Magna group contributed approximately 98% of the rental revenues of our Real Estate Business and Magna continues to be our principal tenant. Our income-producing property portfolio has grown from 75 properties totalling approximately 12.4 million square feet at the end of 1998 to 106 properties totalling approximately 27.4 million square feet of leaseable area at March 31, 2010. Between the end of 1998 and the end of 2009, the total leaseable area of our income-producing property portfolio has increased by approximately 15.0 million square feet (net of dispositions), representing an 11-year compound annual growth rate of approximately 7.4%.

The level of business MID has received from Magna has declined significantly over the past five years. This decline is primarily due to: pressures in the automotive industry (primarily in North America, although spreading globally) and Magna's plant rationalization strategy, which have resulted in the closing of a number of manufacturing facilities in high cost countries; and uncertainty over MID's ownership structure and strategic direction due largely to the disputes between the Company and one of its shareholders, Greenlight Capital Inc. ("Greenlight"), including the litigation that is described under the section "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization". Although MID continues to explore alternatives to re-establish a strong and active relationship with Magna, and although Greenlight's appeal of the October 2006 decision dismissing Greenlight's oppression application (the "Greenlight Litigation") was dismissed and the Ontario Securities Commission (the "OSC") dismissed the applications of Greenlight and certain other holders of MID Class A Shares, these factors may translate into a more permanent reduction in the quantum of business that MID receives from Magna. Our income-producing property portfolio decreased from 109 properties at the end of 2006 to 106 properties at March 31, 2010 and we have incurred a net reduction in total leaseable area of approximately 0.1 million square feet since the end of 2006. Between the end of 2004 and the end of 2009, the total leaseable area of our income-producing property portfolio grew at a compound annual growth rate of approximately 1.4%.

Automotive Industry Trends and Magna Plant Rationalization Strategy

With the apparent stabilization and improvement in the global automotive industry in the second half of 2009 and first quarter of 2010, a number of the trends which impacted the industry and Magna's business beginning in the second half of 2008 appear to be diminishing. For example, vehicle production levels, particularly in North America, appear to be improving as compared to the low levels experienced in the

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second half of 2008 and first half of 2009. However, forecast vehicle production levels in both North America and Europe for the remainder of 2010 remain significantly below historic averages and remain sensitive to continued improvement in overall economic conditions. Similarly, while the short-term viability of several of our customers has improved due to significant government intervention and restructuring actions, the long-term viability of certain of Magna's customers remains uncertain. Continued improvement in the global automotive industry is heavily dependent on factors such as consumer confidence, employment levels, household debt, real estate values, the continued availability of consumer credit, interest rates, energy prices and other factors. At this time, it is too early to determine whether the apparent stabilization and improvement in the economy and automotive industry in the second half of 2009 and first quarter of 2010 will continue.

The impact of other recent trends also remains uncertain. For example, as a result of the restructuring of the global automotive industry in 2008/2009, the financial condition of the automotive supply base deteriorated significantly, with a number of suppliers restructuring while under bankruptcy protection or ceasing operations altogether. In the short-term, Magna has secured a significant amount of takeover business as its customers transferred business from weak suppliers to stronger suppliers. However, the mid to long-term impact of the restructuring of the automotive supply base cannot be determined at this time. Some of Magna's competitors have successfully emerged from bankruptcy restructurings, leaving them with strong balance sheets, reduced cost structures and improved overall competitiveness.

One recent and growing trend in the automotive industry, born out of the need to carefully manage costs, is the growth of cooperative alliances and arrangements among competing automotive OEMs. New and increasing relationships include features such as: shared purchasing of components; joint engine, power train and/or platform development; and engine, power train and platform sharing. Cooperation among competing OEMs is expected to increase, particularly with respect to vehicle hybridization and electrification, in order to lower the entry cost for OEMs to compete in these vehicle segments.

A number of general trends which have been impacting the automotive industry in recent years are expected to continue, including:

•
the exertion of pricing pressure by OEMs;

•
government incentives and consumer demand for, and industry focus on, more fuel-efficient and environmentally-friendly vehicles with alternative-energy fuel systems and additional safety features;

•
government regulation of fuel economy and emissions;

•
the long-term growth of the automotive industry in China, India, Brazil, Russia and other developing markets, including accelerated migration of component and vehicle design, development, engineering and manufacturing to certain of these markets;

•
the growth of the A to D vehicle segments (micro to mid-size cars), particularly in developing markets; and

•
the consolidation of vehicle platforms.

These trends and the competitive and difficult environment existing in the automotive industry have resulted in Magna seeking to take advantage of lower operating cost countries and consolidating, moving, closing and/or selling operating facilities to align its capacity utilization and manufacturing footprint with vehicle production and consumer demand. Given these trends, there is a risk that Magna may take additional steps to offset the production declines and capacity reductions, which might include closing additional facilities and growing its manufacturing presence in new markets where MID to date has not had a significant presence.

During the first quarter of 2010, the lease agreement relating to a property in Canada representing 132 thousand square feet of leaseable area, which was included in Magna's plant rationalization, expired and was not re-leased by Magna. Accordingly, Magna's plant rationalization strategy currently includes 12 facilities under lease from the Company in North America (two in Canada and ten in the United States) with an aggregate net book value of $37.5 million at March 31, 2010. These 12 facilities represent 1.6 million square feet of leaseable area with annualized lease payments of approximately $6.1 million, or 3.5% of MID's annualized lease payments at March 31, 2010. The weighted average lease term to expiry (based on leaseable area) of these properties at March 31, 2010, disregarding renewal options, is approximately 5.2 years. MID management expects that given Magna's publicly disclosed strategy of continuously seeking

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to optimize its global manufacturing footprint, Magna may further rationalize facilities. Magna continues to be bound by the terms of the lease agreements for these leased properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including potentially releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that may become subject to the Magna plant rationalization strategy in the future, under certain circumstances.

Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of revenues, expenses, income, cash flows, assets and liabilities. At March 31, 2010, approximately 75% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (see "REAL ESTATE BUSINESS — Results of Operations — Annualized Lease Payments"). As such, material changes in the value of the U.S. dollar relative to these foreign currencies (primarily the euro and Canadian dollar) may have a significant impact on the Real Estate Business' results.

The following tables reflect the changes in the average exchange rates during the three-month periods ended March 31, 2010 and 2009, as well as the exchange rates as at March 31, 2010 and December 31, 2009, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average Exchange Rates Three Months Ended March 31,
	2010	2009	Change
1 Canadian dollar equals U.S. dollars	0.961	0.803	20%
1 euro equals U.S. dollars	1.384	1.301	6%

	Exchange Rates As at
	March 31, 2010	December 31, 2009	Change
1 Canadian dollar equals U.S. dollars	0.985	0.955	3%
1 euro equals U.S. dollars	1.353	1.433	(6%	)

The results of operations and financial position of all Canadian and most European operations are translated into U.S. dollars using the exchange rates shown in the preceding table. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses, income, assets and liabilities. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

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Results of Operations

Rental revenues for the three-month period ended March 31, 2010 increased $3.4 million to $43.8 million from $40.4 million in the prior year period. The additional rent earned from contractual rent increases and completed projects on-stream and the effect of changes in foreign currency exchange rates was partially offset by the negative impact of vacancies, renewals and re-leasing and straight-line rent and other adjustments.

Rental Revenue

Rental revenue, three months ended March 31, 2009	$40.4
Contractual rent increases	0.4
Completed projects on-stream	0.2
Vacancies of income-producing properties	(0.4)
Renewals and re-leasing of income-producing properties	(0.1)
Straight-line rent adjustment	(0.1)
Other	(0.1)
Effect of changes in foreign currency exchange rates	3.5

Rental revenue, three months ended March 31, 2010	$43.8

The $0.4 million increase in revenue from contractual rent adjustments includes (i) $0.2 million from cumulative CPI-based increases implemented in 2009 and 2010 on properties representing 2.1 million square feet of leaseable area and (ii) $0.2 million from annual CPI-based increases implemented in 2010 on properties representing 6.3 million square feet of leaseable area.

The completion of one Magna-related expansion project in Austria in the first quarter of 2010 added 6 thousand square feet of leaseable area and marginally increased revenue over the prior year. The completion of six minor Magna-related projects and two third-party projects in 2009 increased revenue by $0.1 million over the prior year period. Late in December 2009, the Company acquired a 61 thousand square foot facility located in Shelby Township, Michigan, which has been leased to a subsidiary of Magna for six years, with the option to renew for two additional periods of five years. The rental of this property increased revenue by $0.1 million over the prior year period.

One property became vacant in the first quarter of 2010 and two properties became vacant in 2009 upon the expiry of the lease agreements pertaining to 229 thousand square feet of aggregate leaseable area, resulting in a $0.4 million reduction in revenues over the prior year period.

Renewals and re-leasing had a $0.1 million negative impact on revenues compared to the prior year period. The renewal of two Magna leases in 2009 and a third-party tenant lease in the first quarter of 2010, at lower negotiated market rental rates than the expiring lease rates, relating to an aggregate of 233 thousand square feet of leaseable area, as well as the re-lease of a 182 thousand square foot facility in Germany to a third-party tenant in 2009, reduced revenues by $0.1 million. In addition, the re-lease of a 41 thousand square foot facility in Canada to a third-party tenant in 2009 marginally increased revenues over the prior year period.

For the first quarter of 2010, approximately 75% of the Real Estate Business' rental revenues are denominated in currencies other than the U.S. dollar (primarily the euro and Canadian dollar). Foreign exchange had a $3.5 million positive impact on reported rental revenues, as the average foreign exchange rates during the first quarter of 2010 relating to currencies (primarily the Canadian dollar and the euro) in which the Real Estate Business operates strengthened against the U.S. dollar as compared to the prior year period.

Interest and Other Income from MEC

Interest and other income from MEC, consisting of interest and fees earned in relation to loan facilities between the MID Lender and MEC and certain of its subsidiaries, decreased by $12.7 million, from $13.5 million in the first quarter of 2009 to $0.8 million in the first quarter of 2010.

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During the fourth quarter of 2009, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the loan agreements with MEC and, accordingly the Real Estate Business recorded an impairment provision relating to the loans receivable from MEC. Given the impairment, the Company discontinued accruing interest income and fees on the loans receivable from MEC; however, interest income and fees were recognized under the DIP Loan to the extent income was earned in the period and cash had been either collected as at or subsequent to the balance sheet date.

Interest and other income from MEC recognized in the first quarter of 2010 of $0.8 million represent interest and fees relating to the DIP Loan. Interest and other income from MEC recognized in the first quarter of 2009 represents (i) $5.9 million of interest and fees earned under the Gulfstream Park project financing, (ii) $5.6 million of interest and fees earned under the MEC Bridge Loan, (iii) $2.8 million of interest and fees earned under the MEC 2008 Loan, (iv) $0.6 million of interest and fees earned under the Remington Park project financing, (v) $0.1 million of interest and fees earned under the DIP Loan and (vi) $0.3 million of accretion of the fair value adjustment recorded upon the deconsolidation of MEC (see "SIGNIFICANT MATTERS — Deconsolidation of MEC"), partially offset by a $1.9 million reduction to the carrying value of the MEC loan facilities at the Petition Date, reflecting the fact that certain of the MEC loan facilities bear interest at a fixed rate of 10.5% per annum, which is not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. For further details of these loan facilities, see "LOANS RECEIVABLE FROM MEC". The Debtors' Chapter 11 process concluded following the close of business on April 30, 2010, the effective date of the Plan, and as a result the Company will no longer continue to receive interest and other income from MEC.

General and Administrative Expenses

General and administrative expenses increased by $0.4 million to $12.4 million in the first quarter of 2010 from $11.9 million in the prior year period. The increase over the prior year period is primarily due to:

(i)
termination costs of $0.9 million related to the departure of a member of senior management;

(ii)
increased property taxes, utilities and maintenance expense of $0.4 million as a result of the increased number of vacant properties at the end of the first quarter of 2010 as compared to the end of the first quarter of 2009. The Company's leases are on a "triple-net" basis under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures. As a result of the greater number of vacancies, the Company has been unable to recover these costs;

(iii)
increased compensation expense of $0.3 million primarily pertaining to the Company's Non-Employee Director Share-Based Compensation Plan resulting from a greater change in the Company's share price during the first quarter of 2010 as compared to 2009;

(iv)
increased insurance expense of $0.3 million primarily related to increased premiums experienced in 2010 in connection with the Company's Directors' and Officers' liability insurance;

(v)
increased costs of $0.3 million associated with our unsecured senior revolving bank facility; and

(vi)
increased consulting costs of $0.3 million associated with the continual evaluation of various real estate projects that the Company from time to time investigates and analyzes.

Partially offsetting these increases to general and administrative expenses is reduced advisory and other costs as general and administrative expenses for the first quarter of 2010 include $4.5 million of advisory and other costs incurred in connection with MID's involvement in the Debtors' Chapter 11 process (see "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization"), whereas expenses for the first quarter of 2009 included $7.0 million of advisory and other costs related to a reorganization proposal announced in November 2008 and MID's involvement in the Debtors' Chapter 11 process.

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Depreciation and Amortization Expense

Depreciation and amortization expense increased 8% to $10.5 million in the first quarter of 2010 from $9.8 million in the prior year period, primarily due to the impact of foreign exchange (see "REAL ESTATE BUSINESS — Foreign Currencies").

Interest Expense, Net

Net interest expense was $3.7 million in the first quarter of 2010 ($3.8 million of interest expense less $0.1 million of interest income) compared to $3.0 million in the prior year period ($3.2 million of interest expense less $0.2 million of interest income). The increased net interest expense is primarily due to a $0.6 million increase in interest expense due to foreign exchange as the Company's Debentures are denominated in Canadian dollars and a reduction of $0.1 million in interest income from the prior year period.

Foreign Exchange Gains and Losses

The Real Estate Business recognized net foreign exchange gains of $0.6 million in the first quarter of 2010 compared to net foreign exchange losses of $0.2 million in the prior year period. The drivers of such net gains are primarily (i) the re-measurement of certain net current and future tax balances of an MID subsidiary that has a functional currency other than that in which income taxes are required to be paid and (ii) the re-measurement of U.S. dollar denominated net liabilities held within MID's corporate entity, which has a Canadian functional currency.

Income Taxes

The Real Estate Business' income tax expense in the first quarter of 2010 was $3.4 million, representing an effective tax rate of 18.3%, compared to an income tax expense of $3.3 million in the prior year period, representing an effective tax rate of 11.5%. Excluding the $4.5 million of advisory and other costs in the first quarter of 2010 incurred in connection with MID's involvement in the Debtors' Chapter 11 process and the $7.0 million of advisory and other costs in the first quarter of 2009 related to a reorganization proposal announced in November 2008 and MID's involvement in the Debtors' Chapter 11 process and the related tax impact of both items, the Real Estate Business' effective tax rate was 22.4% in the first quarter of 2010 compared to 15.9% in the first quarter of 2009. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. The increase in the adjusted effective tax rate is primarily due to changes in the mix of taxable income earned in the various countries in which the Real Estate Business operates, as well as less interest and other income earned from MEC during the first quarter of 2010 as compared to the first quarter of 2009 as this was taxed at a lower tax rate.

Net Income

Net income in the first quarter of 2010 was $15.1 million compared to net income of $25.2 million in the prior year period. The decrease is primarily due to a decrease of $12.7 million in interest and other income from MEC, increases of $0.4 million in general and administrative expenses, $0.8 million in depreciation and amortization, $0.7 million in net interest expense and $0.1 million in income tax expense. These reductions to net income were partially offset by increases of $3.4 million in rental revenues and $0.7 million in foreign exchange gains, as well as the $0.5 million adjustment recorded in the prior year period relating to the carrying values of the MEC loan facilities on deconsolidation of MEC (see "SIGNIFICANT MATTERS — Deconsolidation of MEC").

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Funds From Operations

	Three Months Ended March 31,
(in thousands, except per share information)	2010	2009	Change
Net income	$15,129	$25,161	(40%	)
Add back depreciation and amortization	10,529	9,766	8%

Funds from operations	$25,658	$34,927	(27%	)

Basic and diluted funds from operations per share	$0.55	$0.75	(27%	)

Basic and diluted number of shares outstanding (thousands)	46,708	46,708

The Company determines FFO using the definition prescribed in the United States by NAREIT. Under the definition of FFO prescribed by NAREIT, the impact of future income taxes and asset impairments are included in the calculation of FFO.

The $9.3 million decrease in FFO compared to the prior year period is due primarily to reduced net income of $10.0 million (see "REAL ESTATE BUSINESS — Results of Operations — Net Income"), partially offset by increased depreciation and amortization of $0.8 million (see "REAL ESTATE BUSINESS — Results of Operations — Depreciation and Amortization Expense").

Annualized Lease Payments

Annualized lease payments, as at December 31, 2009	$178.0
Contractual rent adjustments	0.8
Completed projects on-stream	0.1
Vacancies of income-producing properties	(0.7)
Renewals and re-leasing of income-producing properties	0.1
Effect of changes in foreign currency exchange rates	(2.6)
Other	(0.1)

Annualized lease payments, as at March 31, 2010	$175.6

Annualized lease payments represent the total annual rent of the Real Estate Business assuming the contractual lease payments as at the last day of the reporting period were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the reporting period (see "REAL ESTATE BUSINESS — Foreign Currencies").

During the first quarter of 2010, annualized lease payments decreased by $2.4 million, or 1%, from $178.0 million at December 31, 2009 to $175.6 million at March 31, 2010. The strengthening of the U.S dollar against the euro, partially offset by the weakening of the U.S. dollar against the Canadian dollar led to a $2.6 million reduction in annualized lease payments.

The vacancy of a 132 thousand square foot facility in Canada during the first quarter of 2010, which was leased to a Magna tenant, reduced annualized lease payments by $0.7 million.

Partially offsetting the negative impact on annualized lease payments noted above was a $0.8 million increase in contractual rent adjustments resulting from CPI-based increases on properties representing 6.9 million square feet of leaseable area.

The completion of one Magna-related expansion project in Austria in the first quarter of 2010 added 6 thousand square feet of leaseable area and increased annualized lease payments by $0.1 million. Renewals and re-leasing increased annualized payments by $0.1 million primarily due to the renewal of a third-party tenant lease in the first quarter of 2010, at higher negotiated market rental rates than the expiring lease rate, relating to 85 thousand square feet of leaseable area.

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The annualized lease payments by currency at March 31, 2010 and December 31, 2009 are as follows:

	March 31, 2010		December 31, 2009
euro	$71.5	41%	$75.8	43%
Canadian dollar	58.8	33	57.3	32
U.S. dollar	43.7	25	43.2	24
Other	1.6	1	1.7	1

	$175.6	100%	$178.0	100%

Cash Flows

The Real Estate Business' cash and cash equivalents balance increased by $35.8 million in the first quarter of 2010 compared to the end of 2009 as outlined below.

Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash working capital balances of $26.2 million in the first quarter of 2010 compared to $28.2 million in the prior year period. The reduction is due to a $10.0 million decrease in net income and a $8.0 million increase in the net income from non-cash items (see note 14(a) to the unaudited interim consolidated financial statements), primarily related to the accrual of interest and fees in the prior year period on the MID Lender's pre-petition loans to MEC during the Debtors' Chapter 11 process and increased future income taxes.

The change in non-cash balances was a use of cash of $2.5 million in the first quarter of 2010 compared to a source of cash of $2.9 million in the first quarter of 2009 (see note 14(b) to the unaudited interim consolidated financial statements).

Investing Activities

Cash provided by investing activities in the first quarter of 2010 was $13.8 million, which included a loan repayment of $27.8 million from MEC under the DIP Loan, partially offset by the Real Estate Business, through the MID Lender, advancing $11.0 million to MEC under the DIP Loan (see "LOANS RECEIVABLE FROM MEC") and capital expenditures of $3.0 million on real estate property and fixed asset additions.

Financing Activities

Cash used in financing activities in the first quarter of 2010 was $0.1 million relating to monthly scheduled repayments on a mortgage on the Real Estate Business' income-producing properties.

Effect of Exchange Rate Changes

During the first quarter of 2010, the strengthening of the U.S dollar against the euro, partially offset by the weakening of the U.S. dollar against the Canadian dollar primarily resulted in a $1.7 million decrease to cash flows.

Real Estate Assets

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development and properties held for development.

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The net book values of the Real Estate Business' real estate assets are as follows:

	March 31, 2010	December 31, 2009
Income-producing real estate properties	$1,193.5	$1,220.0
Properties held for development	171.0	169.8
Properties under development	2.6	—

Real estate properties, net	$1,367.1	$1,389.8

Income-Producing Properties

At March 31, 2010, the Real Estate Business had 106 income-producing properties, representing 27.4 million square feet of rentable space. The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna in Canada and Austria.

The book value of the income-producing portfolio by country as at March 31, 2010 was as follows:

	Book Value	Percent of Total
Canada	$422.6	35%
Austria	332.5	28
U.S.	224.5	19
Germany	114.9	10
Mexico	68.0	6
Other countries	31.0	2

	$1,193.5	100%

Properties Held for Development

Properties held for development consist of (i) lands held for future industrial expansion, (ii) lands that were originally banked for industrial use but for which the current industrial use is not the highest and best use and (iii) development lands acquired previously from MEC in 2007 and for which the Real Estate Business is seeking planning and zoning changes in order to develop mixed-use and residential projects. The Real Estate Business has approximately 1,400 acres of land held for development at March 31, 2010 and December 31, 2009, including approximately 900 acres in the U.S., 300 acres in Canada, 100 acres in Mexico and 100 acres in Europe. Properties held for development are intended to be rezoned, developed and/or redeveloped over the medium- or long-term for the Company's account or with joint venture partners.

During 2007, MID acquired all of MEC's interests and rights in four real estate properties to be held for future development: a 34-acre parcel in Aurora, Ontario; a 64-acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland; a 157-acre parcel (together with certain development rights) in Palm Beach County, Florida adjacent to MEC's Palm Meadows Training Center; and a 205-acre parcel of land located in Bonsall, California. Prior to the Petition Date (see "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization"), the Real Estate Business had recorded the cost of the lands acquired from MEC at the exchange amount of the consideration paid (including transaction costs) and the excess of such exchange amount over MEC's carrying values of such properties was eliminated in determining the consolidated carrying values of such properties. Subsequent to the Petition Date, such excess amount of $50.5 million has been netted against the Real Estate Business' carrying values of such properties.

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MID currently intends to develop the Aurora, Palm Beach County and Bonsall properties for residential and commercial uses and the Howard County property for mixed-use, including office, retail and residential. Approvals are well-advanced for a 288 unit residential development in Palm Beach County, Florida. Significant progress has also been made in the mixed-use land entitlement approval process relating to the Howard County lands in Maryland and MID has applied for preliminary site plan approval in early 2010. The property in Bonsall, California currently houses the San Luis Rey Downs Thoroughbred Training Facility operated by San Luis Rey Racing, Inc., and which entered into a lease agreement with MID on March 16, 2010 on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals. The San Diego County general plan covering the Bonsall lands is expected to accommodate MID's residential development plans.

Properties Under Development

At March 31, 2010, the Real Estate Business had one expansion project under development in Mexico relating to a 122 thousand square foot expansion of a facility leased to Magna. The total anticipated cost of this project is approximately $5.0 million, of which $2.6 million has been incurred at March 31, 2010.

LOANS RECEIVABLE FROM MEC

2007 MEC Bridge Loan

On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with a bridge loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below) through a non-revolving facility (the "2007 MEC Bridge Loan"). The 2007 MEC Bridge Loan was intended to provide short-term funding to MEC as it sought to implement a debt elimination plan (the "MEC Debt Elimination Plan").

The 2007 MEC Bridge Loan was secured by certain assets of MEC, including first ranking security over the Thistledown land, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park. In addition, the 2007 MEC Bridge Loan was guaranteed by certain MEC subsidiaries and MEC had pledged the shares and all other interests MEC had in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third-party lender).

The 2007 MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0%. On February 29, 2008, the interest rate on outstanding and subsequent advances under the 2007 MEC Bridge Loan was increased by a further 1.0% (set at 12.2% at March 31, 2010 and December 31, 2009).

During the year ended December 31, 2008, the maximum commitment under the 2007 MEC Bridge Loan was increased from $80.0 million to $125.0 million, MEC was given the ability to re-borrow $26.0 million that had been repaid during the year ended December 31, 2008 from proceeds of asset sales and MEC was permitted to use up to $3.0 million to fund costs associated with the November 2008 gaming referendum in Maryland. In addition, the maturity date of the 2007 MEC Bridge Loan was extended from May 31, 2008 to March 31, 2009. However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (see "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization"), the 2007 MEC Bridge Loan was not repaid when due. On the Petition Date, the balance outstanding under the 2007 MEC Bridge Loan was $125.6 million. Interest on the 2007 MEC Bridge Loan accrued during the Debtors' Chapter 11 process rather than being paid currently in cash.

The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing in 2007 and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment). In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $7.0 million. The MID Lender also received a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2007 MEC Bridge Loan and the changes thereto were paid by MEC.

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At March 31, 2010 and December 31, 2009, $139.2 million due under the fully drawn 2007 MEC Bridge Loan was included in the Real Estate Business' non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

Under the Plan, the MID Lender will receive, in addition to certain assets of MEC that were transferred to MID on the effective date of the Plan, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender's liens and claims relating to the 2007 MEC Bridge Loan, and as of the effective date under the Plan, all liens and security under the 2007 MEC Bridge Loan were released.

MEC Project Financings

The MID Lender had made available separate project financing facilities to Gulfstream Park Racing Association, Inc. ("GPRA") and Remington Park, Inc., the wholly-owned subsidiaries of MEC that owned and/or operated Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities were established with a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

The Remington Park project financing and the Gulfstream Park project financing contained cross-guarantee, cross-default and cross-collateralization provisions. Prior to the completion of the sale of Remington Park on January 1, 2010 (see "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — MEC Asset Sales"), the Remington Park project financing was secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and was guaranteed by the MEC subsidiaries that owned Gulfstream Park and the Palm Meadows Training Center. The security package also included second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower agreed not to pledge any licences or permits held by it and MEC agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing was guaranteed by MEC's subsidiaries that owned and operated the Palm Meadows Training Center and was secured principally by security over the lands forming part of the operations at Gulfstream Park and the Palm Meadows Training Center and over all other assets of Gulfstream Park and the Palm Meadows Training Center, excluding licences and permits (which cannot be subject to security under applicable legislation). Prior to the completion of the sale of Remington Park on January 1, 2010 (see "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — MEC Asset Sales"), the Gulfstream Park project financing was also guaranteed by MEC's subsidiary that owned and operated Remington Park and was also secured by security over the leasehold interest forming part of the operations at Remington Park and over all other assets of Remington Park, excluding licenses and permits (which could not be subjected to security under applicable legislation).

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines. The new tranches of the Gulfstream Park project financing facility both were established with a maturity date of December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continued to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.

Amounts outstanding under each of the MEC Project Financing Facilities bore interest at a fixed rate of 10.5% per annum, compounded semi-annually and required repayment in monthly blended payments of principal

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and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities. Since the completion date for Remington Park, there has also been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which was used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. For the three-month period ended March 31, 2010, no such payments were made (2009 — $2.0 million) given the MEC Chapter 11 process.

In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan, including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan; and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.

During the year ended December 31, 2008, the deadline for repayment of at least $100.0 million under the Gulfstream Park project financing facility was extended from May 31, 2008 to March 31, 2009. However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $3.0 million. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (see "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization"), the repayment of at least $100.0 million under the Gulfstream Park project financing facility was not made when due.

On the Petition Date, the balances outstanding under the Gulfstream Park project financing facility and the Remington Park project financing facility were $170.8 million and $22.8 million, respectively. During the Debtors' Chapter 11 process, monthly principal and interest payments, as well as the quarterly excess cash flow sweeps, under the MEC Project Financing Facilities were stayed and interest accrued rather than being paid currently in cash.

At March 31, 2010 and December 31, 2009, there were balances of $185.8 million and $24.8 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively, which are included in the Real Estate Business' non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

Under the Plan, the MID Lender will receive, in addition to certain assets of MEC that were transferred to MID on the effective date of the Plan, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender's liens and claims relating to the MEC Project Financing Facilities, and as of the effective date under the Plan, all liens and security under the MEC Project Financing Facilities were released.

2008 MEC Loan

On November 26, 2008, concurrent with the announcement of a reorganization proposal, MID announced that the MID Lender had agreed to provide MEC with the 2008 MEC Loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees). The 2008 MEC Loan bore interest at the rate of LIBOR plus 12.0%, was guaranteed by certain subsidiaries of MEC and was secured by substantially all the assets of MEC (subject to prior encumbrances). The 2008 MEC Loan was made available through two tranches of a non-revolving facility.

•
Tranche 1

  Tranche 1 in the amount of up to $50.0 million (plus costs and fees) was made available to MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the 2008 MEC Loan and under other loans provided by the MID Lender to MEC, (iii) mandatory payments of interest in connection with other of MEC's existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of certain of MEC's joint venture arrangements with third parties.

  In connection with Tranche 1 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $1.0 million (2% of the commitment), such amount being capitalized to the outstanding balance of

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  Tranche 1 of the 2008 MEC Loan. The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2008 MEC Loan were capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.

  Tranche 1 had an initial maturity date of March 31, 2009 but as a result of the reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (see "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — Chapter 11 Filing and Plan of Reorganization"), Tranche 1 of the 2008 MEC Loan was not repaid when due.

•
Tranche 2

  Tranche 2 in the amount of up to $75.0 million (plus costs and fees) was to be used by MEC solely to fund (i) up to $45.0 million (plus costs and fees) in connection with the application by MEC's subsidiary, Laurel Park, for a Maryland slots licence and related matters and (ii) up to $30.0 million (plus costs and fees) in connection with the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots licence. In addition to being secured by substantially all the assets of MEC, Tranche 2 of the 2008 MEC Loan was also to be guaranteed by the MJC group of companies and secured by all of such companies' assets.

  In February 2009, MEC's subsidiary, Laurel Park, submitted an application for a Maryland video lottery terminal licence (the "MEC VLT Application") and drew $28.5 million under Tranche 2 of the 2008 MEC Loan in order to place the initial licence fee in escrow pending resolution of certain issues associated with the application. Subsequently, MEC was informed by the Maryland VLT Facility Location Commission that the MEC VLT Application was not accepted for consideration as it had been submitted without payment of the initial licence fee of $28.5 million. Accordingly, MEC repaid $28.5 million to the MID Lender under Tranche 2 of the 2008 MEC Loan.

  In connection with the February 2009 advance under Tranche 2 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $0.6 million, such amount being capitalized to the outstanding balance of Tranche 2 of the 2008 MEC Loan. The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn amount made available under Tranche 2 of the 2008 MEC Loan. All fees, expenses and closing costs incurred by the MID Lender in connection with Tranche 2 were capitalized to the outstanding balance of Tranche 2 under the 2008 MEC Loan.

  The initial maturity date of Tranche 2 was December 31, 2011, which as a result of the MEC VLT Application not being accepted for consideration, was accelerated in accordance with the terms of the loan to May 13, 2009. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (see "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — MEC Chapter 11 Filing and Plan of Reorganization"), there was an automatic stay of any action to collect, assert, or recover on the 2008 MEC Loan.

On the Petition Date, the balance outstanding under the 2008 MEC Loan was $52.5 million. Interest and fees on the 2008 MEC Loan accrued during the Debtors' Chapter 11 process rather than being paid currently in cash. At March 31, 2010 and December 31, 2009, $58.4 million due under the 2008 MEC Loan was included in the Real Estate Business' non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

Under the Plan, the MID Lender will receive, in addition to certain assets of MEC that were transferred to MID on the effective date of the Plan, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender's liens and claims relating to the 2008 MEC Loan, and as of the effective date under the Plan, all liens and security under the 2008 MEC Loan were released.

DIP Loan

In connection with the Debtors' Chapter 11 filing (see "SIGNIFICANT MATTERS — Participation in MEC's Bankruptcy and Asset Sales — MEC Chapter 11 Filing and Plan of Reorganization"), the MID Lender originally

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agreed to provide a six-month secured non-revolving DIP Loan to MEC in the amount of up to $62.5 million. The DIP Loan initial tranche of up to $13.4 million was made available to MEC on March 6, 2009 pursuant to approval of the Court and an interim order was subsequently entered by the Court on March 13, 2009.

On April 3, 2009, MEC requested an adjournment until April 20, 2009 for the Court to consider the motion for a final order relating to the DIP Loan. The Court granted the request and authorized an additional $2.5 million being made available to MEC under the DIP Loan pending the April 20, 2009 hearing.

On April 20, 2009, the DIP Loan was amended to, among other things, (i) extend the maturity from September 6, 2009 to November 6, 2009 in order to allow for a longer marketing period in connection with MEC's asset sales and (ii) reduce the principal amount available from $62.5 million to $38.4 million, with the reduction attributable to the fact that interest on the pre-petition loan facilities between MEC and the MID Lender accrued during the Chapter 11 process rather than being paid currently in cash. The final terms of the DIP Loan were presented to the Court on April 20, 2009 and the Court entered a final order authorizing the DIP Loan on the amended terms on April 22, 2009.

Under the terms of the DIP Loan, MEC was required to pay an arrangement fee of 3% under the DIP Loan (on each tranche as it was made available) and advances bore interest at a rate per annum equal to LIBOR plus 12.0% (set at 12.2% at March 31, 2010 and December 31, 2009). MEC was also required to pay a commitment fee equal to 1% per annum on all undrawn amounts.

The DIP Loan was secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens of third parties), as well as a pledge of capital stock of certain guarantors. Under the DIP Loan, MEC could request funds to be advanced on a monthly basis and such funds were to be used in accordance with an approved budget. The terms of the DIP Loan contemplated that MEC would sell all or substantially all its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.

On October 28, 2009, the Court entered a final order authorizing amendments to the DIP Loan, which, among other things, increased the principal amount available thereunder by $26.0 million to up to $64.4 million and extended the maturity date to April 30, 2010. The amended DIP Loan, contemplated that MEC would use its best efforts to market and sell all its assets, including seeking stalking horse bidders, conducting auctions and obtaining sales orders from the Court. If certain assets sale milestones were not satisfied, there would be an event of default and/or additional arrangement fees would be payable by MEC. The other fees and the interest rate payable by MEC to the MID Lender under the amended DIP Loan were unchanged. All advances under the amended DIP Loan were to be made in accordance with an approved budget.

On March 3, 2010, the DIP Loan was further amended and restated, such that an additional $7.0 million was approved by the Court and made available to MEC under the DIP Loan. Accordingly, the maximum commitment amount under the DIP Loan was $71.4 million, of which no amounts remained available to be borrowed by MEC at the effective date of the Plan and $33.0 million was outstanding as at April 30, 2010, the maturity date of the DIP Loan. Under the Plan, a portion of the amounts held in escrow by the Debtors reflecting the net proceeds from the sale of the assets of Remington Park was used to pay and satisfy in full all outstanding DIP Loan obligations on May 3, 2010.

At March 31, 2010, $28.3 million, net of $1.3 million of unamortized deferred arrangement fees (December 31, 2009 — $45.0 million, net of $1.3 million of unamortized deferred arrangement fees) due under the DIP Loan was included in the non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheet.

The provision of the MEC Project Financing Facilities, 2007 MEC Bridge Loan, 2008 MEC Loan and DIP Loan, as well as all changes thereto, were reviewed and considered by a Special Committee comprised of independent directors of MID. After considering the recommendations of the Special Committee and its own review and consideration of the MEC Project Financing Facilities, 2007 MEC Bridge Loan, 2008 MEC Loan and DIP Loan, as well as all changes thereto, the Board (excluding Messrs. Frank Stronach and Dennis Mills, who (at the applicable times) did not vote because of their relationships with MEC) unanimously approved the transactions.

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LIQUIDITY AND CAPITAL RESOURCES

The Real Estate Business generated cash flows from operations of $23.7 million in the first quarter of 2010 and at March 31, 2010 had cash and cash equivalents of $170.9 million and shareholders' equity of $1.6 billion.

On the effective date of the Plan, the Transferred Assets were transferred to MID in exchange for the following amounts estimated as at March 31, 2010: (i) loans receivable from MEC, net, with an estimated fair value of $345.6 million, (ii) the settlement and release payment to the unsecured creditors of MEC of $89.0 million in cash plus up to $1.5 million as a reimbursement of certain expenses incurred in connection with the action and (iii) the estimated settlement of expected allowed administrative, priority and other claims of approximately $155.4 million, net of (iv) $51.0 million received by MID from the amounts previously held in escrow by the Debtors from the sale of the assets of Remington Park and (v) estimated net proceeds of $40.0 million from the expected sales of the Debtors' assets that are to be sold to third parties pursuant to the Plan.

The Real Estate Business has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility"). The MID Credit Facility matures on December 21, 2010, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business' ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Real Estate Business is subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers' acceptance rates, in each case plus 3.50%, or the U.S. base or Canadian prime rate, in each case plus 2.5%. The MID Credit Facility contains negative and affirmative financial and operating covenants. At March 31, 2010, the Company had no borrowings under the MID Credit Facility, but had issued letters of credit totalling $0.3 million. Subsequent to the balance sheet date, on April 28, 2010, the Company borrowed $30.0 million under the MID Credit Facility.

In addition, subsequent to the balance sheet date, on May 6, 2010, the MID Credit Facility was amended to increase the maximum commitment available from $50.0 million to $75.0 million for a six-month period expiring on November 1, 2010.

In December 2004, MID issued Cdn. $265.0 million of 6.05% senior unsecured debentures (the "Debentures") due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount. The Debentures rank equally with all of MID's existing and future senior unsecured indebtedness. At March 31, 2010, all of the Debentures remained outstanding. On April 27, 2010, Dominion Bond Rating Service ("DBRS") downgraded the Company's investment grade rated Debentures from BBB (high) to BBB.

The Company's outstanding long-term debt at March 31, 2010 was $261.0 million, which consists of $258.6 million of the Debentures and a mortgage payable in the amount of $2.4 million (due in January 2011).

At March 31, 2010, the Company's debt to total capitalization ratio was 14% and the Real Estate Business was in compliance with all of its debt agreements and related covenants.

Management believes that the Company's cash resources, cash flow from operations and available third-party borrowings will be sufficient to finance its cash obligations under the Plan and its operations and capital expenditures program over the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

COMMITMENTS, CONTRACTUAL OBLIGATIONS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

Information on the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements is detailed in the annual financial statements and MD&A for the year ended December 31, 2009. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's commitments, contractual obligations, contingencies and off-balance sheet arrangements, other than as discussed in this MD&A, refer to notes 2, 3, 7 and 16 to the unaudited interim consolidated financial statements.

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RELATED PARTY TRANSACTIONS

Information about the Company's ongoing related party transactions is detailed in the annual financial statements and MD&A for the year ended December 31, 2009. On a quarterly basis, the Company updates that disclosure for any material changes outside the normal course of business. For further details of the Company's transactions with related parties, other than as discussed in this MD&A, refer to notes 1, 2 and 3 to the unaudited interim consolidated financial statements.

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 46,160,564 Class A Subordinate Voting Shares and 547,413 Class B Shares outstanding.

DIVIDENDS

In March 2010, the Company declared a quarterly dividend with respect to the three-month period ended December 31, 2009. The dividend of $0.15 per Class A Subordinate Voting Share and Class B Share was paid on or about April 15, 2010 to shareholders of record at the close of business on April 9, 2010. In respect of the three-month period ended March 31, 2010, the Board has declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share, which will be paid on or about June 15, 2010 to shareholders of record at the close of business on May 28, 2010.

RISKS AND UNCERTAINTIES

The following are some of the more significant risks that could affect our ability to achieve our desired results:

Real Estate Business

At March 31, 2010, all but 14 of our income-producing properties are leased to the Magna group. The tenants for the majority of the properties are non-public subsidiaries within the Magna group and Magna typically does not guarantee the obligations of its subsidiaries under their leases with us. As a result, our operating and net income and the value of our property portfolio would be materially adversely affected if the members of the Magna group became unable to meet their respective financial obligations under their leases.

Since the Magna group operates in the automotive parts industry, our business is, and for the foreseeable future will be, subject to conditions affecting the automotive industry generally. A decrease in the long-term profitability or viability of the automotive parts sector would have a material adverse impact on the financial condition of our tenants and could therefore adversely impact the value of our properties and our operating results. The industry in which Magna competes and the business it conducts are subject to a number of risks and uncertainties, including the following factors that may adversely affect the Magna group's operations in the automotive parts sector:

•
a slower than anticipated economic recovery or deterioration of economic conditions could have a material adverse effect on Magna's profitability and financial condition;

•
the continuation of current levels of, or declines in, automobile sales and production could have a material adverse effect on Magna's profitability;

•
the bankruptcy of any of Magna's major customers, and the potential corresponding disruption of the automotive supply chain, could have a material adverse effect on Magna's profitability and financial condition;

•
the deterioration of the financial condition of some of Magna's suppliers as a result of current economic conditions and other factors could lead to significant supply chain disruptions and supplier bankruptcies or financial restructurings, which could have a material adverse effect on Magna's profitability or the significant, non-recurring costs;

28    MI Developments Inc.      2010

•
Magna's short-term profitability could be adversely affected by the costs associated with rationalization and downsizing of some of its operations;

•
Magna recorded significant impairment charges in recent years and could record additional impairment charges in the future, which could have a material adverse effect on its profitability;

•
Magna's failure to identify and develop new technologies and to successfully apply such technologies to create new products could have a material adverse effect on its profitability and financial condition;

•
Magna's inability to diversify its sales could have a material adverse effect on its profitability; and

•
the consequences of shifting market shares among vehicles could have a material adverse effect on Magna's profitability.

Although we intend to lease additional properties to tenants other than the Magna group, it is unlikely that our dependence on the Magna group, and therefore the automotive industry, will be reduced significantly in the foreseeable future.

Virtually all the growth of our rental portfolio has been dependent on our relationship with the members of the Magna group as the tenants of our income-producing properties, as the customers for our development projects and as the source of our acquired properties. Although we have acted as the developer, real estate advisor, property manager and owner of a significant number of the industrial facilities of the Magna group since our inception, we have no assurance that we will continue to do so, and the level of business we have received from the Magna group has declined significantly over the past five years. We will be required to compete for any future business with the Magna group without any contractual preferential treatment.

Members of the Magna group have determined on occasion in the past and may increasingly in the future determine not to lease certain properties from us and not to renew certain leases on terms comparable to (or more favourable to us than) our existing arrangements with them, or at all. Moreover, particularly in light of the pressures in the automotive industry and Magna's current plant rationalization plan and the dispute with one of MID's shareholders, the level of business that we have received from Magna has significantly declined over the past five years and we may not continue to be able to acquire new properties from the Magna group as we have done in the past.

Any adverse change in our business relationship with the Magna group could have an adverse effect on the growth and profitability of our business.

Virtually all of the growth of the Real Estate Business has resulted from the growth of the automotive parts business operated by the Magna group, including growth as a result of acquisitions. We expect to derive a portion of our future growth from continuing to build on our relationship with the Magna group so as to benefit from the Magna group's future growth. However, the Magna group may not be successful in maintaining its historical growth rate and may not undertake acquisitions of new facilities at the same rate as in the past. The Magna group's inability to maintain its historical level of growth would likely adversely affect our growth and the level of annualized lease payments that we receive.

MID management expects that given Magna's publicly disclosed strategy of continuously seeking to optimize its global manufacturing footprint, Magna may continue to rationalize facilities. Magna continues to be bound by the terms of the lease agreements for leased properties regardless of its plant rationalization strategy. However, in light of the importance of the relationship with Magna to the success of the Real Estate Business, MID management continues to evaluate alternatives that provide Magna with the flexibility it requires to operate its automotive business, including potentially releasing Magna from its obligation to continue to pay rent under these leases, and any additional leases that are or may become subject to the Magna plant rationalization strategy in the future, under certain circumstances. If the scope of Magna's rationalization of plants owned by MID expands, MID is at risk of having the credit rating of its debt downgraded. Should this occur, our ability to access the capital markets would be adversely affected and our borrowing costs would significantly increase.

On May 6, 2010, Magna announced that it has entered into a transaction agreement with the Stronach Trust under which holders of Magna's Class A Subordinate Voting Shares would be given the opportunity to decide whether to eliminate the dual class share capital structure through which Magna's founder, Frank Stronach,

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and his family have controlled Magna. The transaction would be effected by way of a court-approved plan of arrangement, and be subject to the approval of a majority of Magna's minority Class A shareholders. In the event that Magna's share structure proposal noted above is approved, MID and Magna would cease to be under common control, and our foreign earnings would be subject to a significantly higher rate of tax and this would adversely affect our after-tax results of operations and FFO.

We face a variety of risks in relation to the land held by our Real Estate Business for purposes other than industrial development. While Magna-related industrial developments have a certain degree of predictability associated with them in that we generally have a predefined use and tenant for a given property, general development projects are more speculative and there can be no assurance that we will be able to successfully and profitably develop such properties if we undertake to do so. In that respect, we are exposed to the standard real estate development industry risks including the inability to obtain approvals from the requisite authorities on a timely basis or at all, development costs exceeding the economic value of the land, cost overruns and development and construction delays due to unforeseen factors such as the lack of municipal services or traffic capacity. In addition, the general real estate industry is subject to economic cycles that can result in fluctuating land and property values that have an effect on development projects.

From time to time, we may attempt to minimize or hedge our exposure to the impact that changes in foreign currency rates or interest rates may have on the Real Estate Business' revenue and debt liabilities through the use of derivative financial instruments. The use of derivative financial instruments, including forwards, futures, swaps and options, in our risk management strategy carries certain risks, including the risk that losses on a hedge position will reduce our profits and the cash available for development projects or dividends. A hedge may not be effective in eliminating all the risks inherent in any particular position. Our profitability may be adversely affected during any period as a result of the use of derivatives.

A substantial majority of our current property portfolio is located outside of the United States and generates lease payments that are not denominated in U.S. dollars. Since we report our financial results in U.S. dollars and do not currently hedge our non-U.S. dollar rental revenues, we are subject to foreign currency fluctuations that could, from time to time, have an adverse impact on our financial position or operating results.

Leases representing the majority of our total leaseable area expire in 2013 or later. Our leases generally provide for periodic rent escalations based on specified percentage increases or a consumer price index adjustment, subject in some cases to a cap. As a result, the long-term nature of these leases limits our ability to increase rents contemporaneously with increases in market rates and may therefore limit our revenue growth and the market value of our income-producing property portfolio.

The rights of first refusal that we have granted to our tenants in most of our significant leases may deter third parties from incurring the time and expense that would be necessary for them to bid on our properties in the event that we desire to sell those properties. Accordingly, these rights of first refusal may adversely affect our ability to sell our properties or the prices that we receive for them upon any sale. In addition, the rights of first refusal may adversely affect the market value of our income-producing property portfolio.

We compete for suitable real estate investments with many other parties, including real estate investment trusts, insurance companies and other investors (both Canadian and foreign), which are currently seeking, or which may seek in the future, real estate investments similar to those desired by us. Some of our competitors may have greater financial and operational resources, or lower required return thresholds, than we do. Accordingly, we may not be able to compete successfully for these investments. Increased competition for real estate investments resulting, for example, from increases in the availability of investment funds or reductions in financing costs would tend to increase purchase prices and reduce the yields from the investments.

Real Estate Industry

Because we own, lease and develop real property, we are subject to the risks generally incident to investments in real property. The investment returns available from investments in real estate depend in large part on the amount of income earned and capital appreciation generated by the properties, as well as the expenses incurred. We may experience delays and incur substantial costs in enforcing our rights as lessor under defaulted leases, including costs associated with being unable to rent unleased properties to new

30    MI Developments Inc.      2010

tenants on a timely basis or with making improvements or repairs required by a new tenant. In addition, a variety of other factors outside of our control affect income from properties and real estate values, including environmental laws and other governmental regulations, real estate, zoning, tax and eminent domain laws, interest rate levels and the availability of financing. For example, new or existing environmental, real estate, zoning or tax laws can make it more expensive or time consuming to develop real property or expand, modify or renovate existing structures. When interest rates increase, the cost of acquiring, developing, expanding or renovating real property increases and real property values may decrease as the number of potential buyers decreases. In addition, real estate investments are often difficult to sell quickly. Similarly, if financing becomes less available, it becomes more difficult both to acquire and to sell real property. Moreover, governments can, under eminent domain laws, take real property. Sometimes this taking is for less compensation than the owner believes the property is worth. Although we are geographically diversified, any of these factors could have a material adverse impact on our results of operations or financial condition in a particular market.

We intend to develop properties as suitable opportunities arise, taking into consideration the general economic climate. Real estate development has a number of risks, including risks associated with:

•
construction delays or cost overruns that may increase project costs;

•
receipt of zoning, occupancy and other required governmental permits and authorizations;

•
development costs incurred for projects that are not pursued to completion;

•
natural disasters, such as earthquakes, hurricanes, floods or fires that could adversely impact a project;

•
ability to raise capital; and

•
governmental restrictions on the nature or size of a project.

Our development projects may not be completed on time or within budget, and there may be no market for the new use after we have completed development, either of which could adversely affect our operating results.

We may be unable to lease a vacant property in our portfolio (including those vacated as part of Magna's plant rationalization strategy) on economically favourable terms, particularly properties that were designed and built with unique features or are located in secondary or rural markets. In addition, we may not be able to renew an expiring lease or to find a new tenant for the property for which the lease has expired, in each case on terms at least as favourable as the expired lease. Renewal options are generally based on changes in the consumer price index or prevailing market rates. Market rates may be lower at the time of the renewal options, and accordingly, leases may be renewed at lower levels of rent than are currently in place. Our tenants may fail to renew their leases if they need to relocate their operations as a result of changes in location of their customers' operations or if they choose to discontinue operations as a result of the loss of business.

Many factors will affect our ability to lease vacant properties, and we may incur significant costs in making property modifications, improvements or repairs required by a new tenant. In addition, we may incur substantial costs in protecting our investments in leased properties, particularly if we experience delays and limitations in enforcing our rights against defaulting tenants. Furthermore, if one of our tenants rejects or terminates a lease under the protection of bankruptcy, insolvency or similar laws, our cash flow could be materially adversely affected. The failure to maintain a significant number of our income-producing properties under lease would have a material adverse effect on our financial condition and operating results.

Under various federal, state, provincial and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in an affected property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. In addition, the presence of hazardous or toxic substances, or the failure to remediate properly, may materially impair the value of our real property assets or adversely affect our ability to borrow by using such real property as collateral. Certain environmental laws and common law principles could be used to impose liability for releases of hazardous materials, including asbestos-containing materials, into the environment, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released asbestos-containing materials or other hazardous materials. As an owner of properties, we are subject to these potential liabilities.

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Capital and operating expenditures necessary to comply with environmental laws and regulations, to defend against claims of liability or to remediate contaminated property may have a material adverse effect on our results of operations and financial condition. We may also become subject to more stringent environmental standards as a result of changes to environmental laws and regulations, compliance with which may have a material adverse effect on our results of operations and financial condition. Moreover, environmental laws may impose restrictions on the manner in which a property may be used or transferred or in which businesses may be operated, limiting development or expansion of our property portfolio or requiring significant expenditures.

Magna Entertainment Corp.

The risks and uncertainties relating to the sale of Lone Star LP and Thistledown pursuant to the Plan include, among others:

•
there is no certainty that closing will occur under the Lone Star LP and Thistledown sale agreements, respectively,

•
if closing does not occur with respect to either Lone Star LP or Thistledown, there is no certainty with regard to how long the process for the marketing and sale of such assets will take, and

•
if closing does not occur with respect to either Lone Star LP or Thistledown, there is no certainty whether or at what prices such assets will be sold or whether any bids by any third party for such assets will materialize or be successful.

MEC has indicated that it anticipates that the sale of Lone Star LP will be completed during the second quarter of 2010, subject to regulatory approval. On the effective date of the Plan, the shares of Thistledown were transferred to an operating trust through which an operating trustee will oversee the ongoing operations of Thistledown until the sale is completed. Any failure or additional delays in completing the sale of Lone Star LP and Thistledown, or in the operating trustee's ability to negotiate and close, on acceptable terms, the sale of Thistledown, may adversely affect their ability to satisfy operational requirements or continue Lone Star LP or Thistledown as a going concern.

Although the Company reduced the carrying value of the loans receivable from MEC by $90.8 million in the year ended December 31, 2009, there can be no assurance that the Company will not further reduce the carrying value of the loans receivable from MEC, either in connection with the transfer of the net assets of MEC to MID under the Plan or as a result of the resolution of expected allowed administrative, priority and other claims to be paid by the Company under the Plan.

There can be no assurance that the assets transferred to MID under the Plan will be profitable for MID, that the costs associated with operating such assets will not exceed our estimations or that the value of the assets will fully reflect the applicable carrying value of the MEC loan facilities.

Licenses to conduct live horse racing and wagering, simulcast wagering and alternative gaming at racetracks must be obtained from each jurisdiction's regulatory authority, in many cases annually. In addition, licenses or approvals to conduct account wagering must be obtained in certain jurisdictions in which their account wagering customers reside. The Company obtained all material horse racing regulatory approvals to the transfers of Pimlico, Laurel Park, AmTote, XpressBet and Portland Meadows horse racing operations on or prior to the effective date of the Plan on April 30, 2010, except as noted below. In respect of Santa Anita Park, Golden Gate Fields and XpressBet's taking of wagers from California residents, it is expected that the transfers of these licenses will be considered at the next scheduled meeting of the California regulator on May 20, 2010. Until consideration of these California license transfers, unless MID is notified otherwise by the California regulator, California operations in respect of these transferred assets will continue to the benefit of the Company. In respect of the transfer of the racing and gaming operations licenses of Gulfstream Park, an agreement has been reached with the Florida regulator that ownership of the shares of Gulfstream Park will be placed in escrow, pending completion of a 90-day review by the Florida regulator in respect of the application for approval of the transfer of these licenses. Until that review is completed, the racing and gaming operations at Gulfstream Park will continue to the benefit of the Company. At all times, in respect of operations subject to these ongoing reviews in California and Florida and in respect of the racing operations for which transfer approvals have already been obtained, MID could be subjected at any time to additional or more restrictive

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regulation, including having to suspend racing and gaming operations if necessary regulatory approvals are not in place.

As a result of the assets transferred to MID under the Plan and the resulting business profile of such assets, MID is at risk of having the credit rating of our debt downgraded further. Should this occur, our ability to access the capital markets on favourable terms would be adversely affected and our borrowing costs could significantly increase.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Information on new accounting pronouncements and developments is detailed in the annual financial statements and MD&A for the year ended December 31, 2009. On a quarterly basis, the Company updates that disclosure for any material changes. The Company adopted a number of new accounting standards under U.S. GAAP that did not impact the Company's financial statements. For details of accounting standards adopted by the Company that did not impact the Company's financial statements, refer to note 1(f) to the unaudited interim consolidated financial statements.

SUPPLEMENTARY CONSOLIDATED QUARTERLY FINANCIAL DATA (UNAUDITED)
(in thousands, except per share information)

	Q2'08	Q3'08	Q4'08	Q1'09	Q2'09	Q3'09	Q4'09	Q1'10
Revenue:
Real Estate Business	$55,299	$55,312	$54,495	$53,819	$55,161	$57,012	$58,042	$44,563
MEC(2),(3)	166,281	81,577	114,655	152,935	—	—	—	—
Eliminations(1)	(8,643)	(10,163)	(13,652)	(9,636)	—	—	—	—

	$212,937	$126,726	$155,498	$197,118	$55,161	$57,012	$58,042	$44,563

Income (loss) from continuing operations attributable to MID:
Real Estate Business(4)	$26,250	$42,662	$32,372	$25,161	$31,329	$28,027	$(72,800)	$15,129
MEC(3),(5),(6)	(12,794)	(27,112)	(77,974)	(54,763)	—	—	—	—
Eliminations(1)	54	(641)	(642)	(107)	—	—	—	—

	$13,510	$14,909	$(46,244)	$(29,709)	$31,329	$28,027	$(72,800)	$15,129

Net income (loss) attributable to MID:
Real Estate Business(4)	$26,250	$42,662	$32,372	$25,161	$31,329	$28,027	$(72,800)	$15,129
MEC(3),(5),(6),(7)	(8,567)	(25,919)	(86,871)	(54,342)	—	—	—	—
Eliminations(1)	800	86	36	336	—	—	—	—

	$18,483	$16,829	$(54,463)	$(28,845)	$31,329	$28,027	$(72,800)	$15,129

Basic and diluted earnings (loss) per share from continuing operations	$0.29	$0.32	$(0.99)	$(0.64)	$0.67	$0.60	$(1.56)	$0.32

Basic and diluted earnings (loss) per share	$0.40	$0.36	$(1.17)	$(0.62)	$0.67	$0.60	$(1.56)	$0.32

FFO
Real Estate Business(4)	$37,606	$53,618	$42,432	$34,927	$41,459	$38,347	$(61,873)	$25,658

Diluted FFO per share
Real Estate Business(4)	$0.81	$1.15	$0.91	$0.75	$0.89	$0.82	$(1.32)	$0.55

Diluted shares outstanding	46,708	46,708	46,708	46,708	46,708	46,708	46,708	46,708

(1)
MEC's results of operations are included in the Company's consolidated results of operations up to the Petition Date (see "SIGNIFICANT MATTERS — Deconsolidation of MEC"). Transactions and balances between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions and balances between these two segments, which are further described in note 3(a) to the unaudited interim consolidated financial statements, are eliminated in the consolidated results of operations and financial position of the Company for periods prior to the Petition Date.

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(2)
Excludes MEC's discontinued operations.

(3)
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing business is seasonal in nature and racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in MEC's revenues and operating results included in the Company's consolidated financial statements prior to the Petition Date (see "SIGNIFICANT MATTERS — Deconsolidation of MEC").

(4)
The Real Estate Business' results for the first quarter of 2010 includes $4.5 million ($2.8 million net of income taxes) of advisory and other costs incurred in connection with MID's involvement in the Debtors' Chapter 11 process (see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Plan of Reorganization").

  The Real Estate Business' results for 2009 include (i) $7.0 million ($4.6 million net of income taxes) of advisory and other costs incurred in the first quarter in connection with a reorganization proposal announced in November 2008 and evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process (including the Stalking Horse Bid and the DIP Loan — see "SIGNIFICANT MATTERS — MEC Chapter 11 Filing and Plan of Reorganization"), (ii) a $0.5 million adjustment to the carrying values of the MEC loan facilities on deconsolidation of MEC (see "SIGNIFICANT MATTERS — Deconsolidation of MEC") in the first quarter, (iii) $1.4 million, $5.3 million and $8.8 million, respectively ($1.0 million, $3.6 million and $5.9 million, respectively, net of income taxes) of advisory and other costs incurred in the second, third and fourth quarters in connection with evaluating MID's relationship with MEC, including MID's involvement in the Debtors' Chapter 11 process and matters heard by the OSC, (iv) a $0.3 million gain on disposal of real estate previously classified as "properties held for sale" in the third quarter, (v) a $4.5 million ($2.7 million net of income taxes) write-down of long-lived assets in the fourth quarter of 2009, (vi) a $90.8 million ($85.2 million net of income taxes) impairment provision relating to loans receivable from MEC and (vii) $7.8 million currency translation loss realized from a capital transaction that gave rise to a reduction in the net investment in a foreign operation in the fourth quarter.

  The Real Estate Business' results for 2008 include (i) net recoveries of $0.9 million ($0.6 million net of income taxes) in the fourth quarter of costs incurred in connection with the Greenlight Litigation, (ii) $4.3 million ($3.2 million net of income taxes), $1.2 million ($0.9 million net of income taxes) and $1.9 million ($1.4 million net of income taxes) of costs incurred in the second, third and fourth quarters, respectively, in connection with the exploration of alternatives in respect of MID's investments in MEC, (iii) a $0.5 million ($0.3 million net of income taxes) non-cash write-down of long-lived assets in the second quarter, (iv) a $1.0 million bonus payment to MID's departing CEO in the third quarter, (v) income tax recoveries of $12.5 million and $1.4 million in the third and fourth quarters, respectively, due to revisions to estimates of certain tax exposures and the ability to benefit from certain income tax loss carry forwards and (vi) a $1.8 million foreign exchange gain driven primarily by the impact of the strengthening of the U.S. dollar against various currencies in the fourth quarter of 2008.

(5)
MEC's loss from continuing operations attributable to MID and net loss attributable to MID are net of noncontrolling interest and dilution gains (losses) arising from MEC's issuance of shares of MEC Class A Stock from time to time.

(6)
The MEC segment's loss from continuing operations attributable to MID and net loss attributable to MID for the first quarter of 2009 include a $46.2 million reduction to MID's carrying value in its investment in MEC upon the Company's deconsolidation of MEC (see "SIGNIFICANT MATTERS — Deconsolidation of MEC"). MEC's loss from continuing operations attributable to MID and net loss attributable to MID for 2008 include (i) non-cash write-downs of $5.1 million ($2.7 million net of related noncontrolling interest impact) in the fourth quarter of a property held for sale, (ii) a $0.4 million dilution loss in the second quarter in relation to MEC's issuance of shares of MEC Class A Stock pursuant to stock-based compensation arrangements and (iii) $115.7 million ($44.2 million net of related income tax and noncontrolling interest impact) of non-cash write-downs of long-lived and intangible assets.

(7)
MEC's net loss attributable to MID for 2008 includes (i) non-cash write-downs, included in discontinued operations, of $16.0 million ($8.6 million net of related noncontrolling interest impact) in the fourth quarter related to long-lived assets at Magna Racino™ and Portland Meadows, (ii) a $6.1 million ($3.3 million net of related noncontrolling interest impact) income tax recovery, included in discontinued operations, as a result of being able to utilize losses of discontinued operations to offset taxable income generated by the sale of excess real estate to a subsidiary of Magna, (iii) a $0.5 million gain ($0.3 million net of related noncontrolling interest impact) in the third quarter, included in discontinued operations, from the disposition of Great Lakes Downs and (iv) a $3.1 million tax recovery ($1.7 million net of related noncontrolling interest), included in discontinued operations, in the third quarter from revisions to estimates of certain tax exposures as a result of tax audits in certain tax jurisdictions.

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FORWARD-LOOKING STATEMENTS

This MD&A contains statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements relating to the MEC Chapter 11 proceeding and the Company's participation therein and statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future events, performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in the Company's Annual Information Form for 2009, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to the Company's Annual Report on Form 40-F for the year ended December 31, 2009, which investors are strongly advised to review. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statements were made and unless otherwise required by applicable securities laws, the Company expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

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Interim Consolidated
Financial Statements and Notes
 For the period ended March 31, 2010

Consolidated Balance Sheets
(Refer to note 1 — Basis of Presentation)
(U.S. dollars in thousands)
(Unaudited)

As at	March 31, 2010	December 31, 2009
ASSETS
Current assets:
Cash and cash equivalents	$170,948	$135,163
Restricted cash (note 3)	458	458
Accounts receivable	1,781	1,796
Income taxes receivable	1,646	1,723
Prepaid expenses and other	553	1,007

	175,386	140,147
Real estate properties, net (note 5)	1,367,151	1,389,845
Fixed assets, net	212	233
Other assets (note 6)	2,044	2,065
Loans receivable from MEC, net (note 3)	345,646	362,404
Deferred rent receivable	13,701	13,607
Future tax assets	10,429	9,850

Total assets	$1,914,569	$1,918,151

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities (note 8)	$20,969	$21,176
Dividends payable	7,006	—
Income taxes payable	9,585	10,704
Due to MEC (note 3)	458	458
Long-term debt due within one year	2,379	220
Deferred revenue	3,543	5,243

	43,940	37,801
Long-term debt	—	2,143
Senior unsecured debentures, net	258,586	250,841
Future tax liabilities	37,237	37,824

Total liabilities	339,763	328,609

Shareholders' equity:
MID shareholders' equity
Class A Subordinate Voting Shares
(Shares issued — 46,160,564)	1,506,088	1,506,088
Class B Shares
(Shares issued — 547,413)
(Convertible to Class A Subordinate Voting Shares)	17,866	17,866
Contributed surplus (note 9)	58,579	58,575
Deficit	(183,046)	(191,169)
Accumulated other comprehensive income (note 10)	175,319	198,182

Total shareholders' equity	1,574,806	1,589,542

Total liabilities and shareholders' equity	$1,914,569	$1,918,151

Commitments and contingencies (note 16)

See accompanying notes

38    MI Developments Inc.      2010

Consolidated Statements of Income (Loss)
(U.S. dollars in thousands, except per share figures)
(Unaudited)

	Consolidated (notes 1, 3(a))	Consolidated (notes 1, 3(a))	Real Estate Business	Magna Entertainment Corp.
Three Months Ended March 31,	2010	2009(1)
Revenues
Rental revenue	$43,779	$40,363	$40,363	$—
Interest and other income from MEC (note 3)	784	3,820	13,456	—
Racing and other revenue	—	152,935	—	152,935

	44,563	197,118	53,819	152,935

Operating costs and expenses
Purses, awards and other	—	82,150	—	82,150
Operating costs	—	55,274	—	55,274
General and administrative	12,352	12,103	11,936	157
Depreciation and amortization	10,529	16,751	9,766	7,014
Interest expense, net	3,725	8,461	3,011	14,960
Foreign exchange losses (gains)	(566)	8,819	172	8,647
Equity income	—	(65)	—	(65)

Operating income (loss)	18,523	13,625	28,934	(15,202)
Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC (note 1(c))	—	(46,677)	(504)	(46,173)

Income (loss) before income taxes	18,523	(33,052)	28,430	(61,375)
Income tax expense	3,394	3,328	3,269	59

Income (loss) from continuing operations	15,129	(36,380)	25,161	(61,434)
Income from discontinued operations (note 4)	—	1,227	—	784

Net income (loss)	15,129	(35,153)	25,161	(60,650)
Add net loss attributable to the noncontrolling interest (note 11)	—	6,308	—	6,308

Net income (loss) attributable to MID	$15,129	$(28,845)	$25,161	$(54,342)

Income (loss) attributable to MID from
— continuing operations	$15,129	$(29,709)	$25,161	$(54,763)
— discontinued operations (note 4)	—	864	—	421

Net income (loss) attributable to MID	$15,129	$(28,845)	$25,161	$(54,342)

Basic and diluted earnings (loss) attributable to each
MID Class A Subordinate Voting or Class B Share (note 13)
— Continuing operations	$0.32	$(0.64)
— Discontinued operations (note 4)	—	0.02

Total	$0.32	$(0.62)

Average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands) (note 13)
— Basic and diluted	46,708	46,708

See accompanying notes

(1)
The results for the three-month period ended March 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

MI Developments Inc.      2010    39

Consolidated Statements of Comprehensive Income (Loss)
(U.S. dollars in thousands)
(Unaudited)

Three Months Ended March 31,	2010	2009
Net income (loss)	$15,129	$(35,153)
Other comprehensive income (loss):
Change in fair value of interest rate swaps, net of taxes (notes 10, 11)	—	171
Foreign currency translation adjustment (notes 10, 11)	(22,863)	(30,520)
Reclassification to income of MEC's accumulated other comprehensive income upon deconsolidation of MEC (notes 1(c), 10)	—	(19,850)

Comprehensive loss	(7,734)	(85,352)
Add comprehensive loss attributable to the noncontrolling interest (note 11)	—	6,303

Comprehensive loss attributable to MID	$(7,734)	$(79,049)

See accompanying notes

 Consolidated Statements of Changes in Deficit
(U.S. dollars in thousands)
(Unaudited)

Three Months Ended March 31,	2010	2009
Deficit, beginning of period	$(191,169)	$(120,855)
Net income (loss) attributable to MID	15,129	(28,845)
Dividends	(7,006)	(7,006)

Deficit, end of period	$(183,046)	$(156,706)

See accompanying notes

40    MI Developments Inc.      2010

Consolidated Statements of Cash Flows
(U.S. dollars in thousands)
(Unaudited)

	Consolidated (notes 1, 3(a))	Consolidated (notes 1, 3(a))	Real Estate Business	Magna Entertainment Corp.
Three Months Ended March 31,	2010	2009(1)
OPERATING ACTIVITIES
Income (loss) from continuing operations	$15,129	$(36,380)	$25,161	$(61,434)
Items not involving current cash flows (note 14(a))	11,075	59,245	3,073	56,511
Changes in non-cash balances (note 14(b))	(2,506)	(5,495)	2,852	(8,304)

Cash provided by (used in) operating activities	23,698	17,370	31,086	(13,227)

INVESTING ACTIVITIES
Real estate and fixed asset additions	(2,967)	(4,786)	(2,325)	(2,461)
Decrease (increase) in other assets	37	(9,708)	(577)	(9,131)
Loan repayments from MEC	27,794	26	30,918	—
Loan advances to MEC, net	(11,034)	(12,998)	(69,069)	—
Reduction in cash from deconsolidation of MEC	—	(31,693)	—	(31,693)

Cash provided by (used in) investing activities	13,830	(59,159)	(41,053)	(43,285)

FINANCING ACTIVITIES
Proceeds from bank indebtedness	—	18,048	—	18,048
Repayment of bank indebtedness	—	(18,597)	—	(18,597)
Repayment of long-term debt	(55)	(4,959)	(3,195)	(1,764)
Loan advances from MID, net	—	—	—	56,000
Loan repayments to MID	—	—	—	(28,834)
Disgorgement payment received from noncontrolling interest (note 11)	—	420	—	420

Cash provided by (used in) financing activities	(55)	(5,088)	(3,195)	25,273

Effect of exchange rate changes on cash and cash equivalents	(1,688)	(2,848)	(2,542)	(306)

Net cash flows provided by (used in) continuing operations	35,785	(49,725)	(15,704)	(31,545)

DISCONTINUED OPERATIONS
Cash provided by operating activities	—	1,788	—	1,370
Cash used in investing activities	—	(230)	—	(230)
Cash used in financing activities	—	—	—	(2,058)

Net cash flows provided by (used in) discontinued operations	—	1,558	—	(918)

Net increase (decrease) in cash and cash equivalents during the period	35,785	(48,167)	(15,704)	(32,463)
Cash and cash equivalents, beginning of period	135,163	154,874	122,411	32,463

Cash and cash equivalents, end of period	$170,948	$106,707	$106,707	$—

See accompanying notes

(1)
The results for the three-month period ended March 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

MI Developments Inc.      2010    41

Notes to Interim Consolidated Financial Statements
(All amounts in U.S. dollars and all tabular amounts in thousands unless otherwise noted)
(All amounts as at March 31, 2010 and December 31, 2009 and for the three-month periods ended March 31, 2010 and 2009 are unaudited)

1.    SIGNIFICANT ACCOUNTING POLICIES

(a)  Organization and Basis of Presentation

  Organization

  MI Developments Inc. ("MID") is the successor to Magna International Inc.'s ("Magna") real estate division, which prior to its spin-off from Magna on August 29, 2003 was organized as an autonomous business unit within Magna. MID was formed as a result of four companies that amalgamated on August 29, 2003 under the Business Corporations Act (Ontario): 1305291 Ontario Inc., 1305272 Ontario Inc., 1276073 Ontario Inc. and MID. These companies were wholly-owned subsidiaries of Magna and held Magna's real estate division and the controlling interest in Magna Entertainment Corp. ("MEC"). All of MID's Class A Subordinate Voting Shares and Class B Shares were distributed to the shareholders of Magna of record on August 29, 2003 on the basis of one of MID's Class A Subordinate Voting Shares for every two Class A Subordinate Voting Shares of Magna held, and one Class B Share for every two Class B Shares of Magna held. As a result of this spin-off transaction, MID acquired Magna's controlling interest in MEC.

  Real Estate Business

  MID is a real estate operating company engaged primarily in the acquisition, development, construction, leasing, management and ownership of a predominantly industrial rental portfolio leased primarily to Magna and its automotive operating units. In addition, MID owns land for industrial development and owns and acquires land that it intends to develop for mixed-use and residential projects.

  Magna Entertainment Corp.

  MEC is an owner and operator of horse racetracks and a supplier via simulcasting of live horseracing content to the inter-track, off-track and account wagering markets. At March 31, 2010 and December 31, 2009, the Company owned approximately 54% of MEC's total equity, representing approximately 96% of the total votes attached to MEC's outstanding stock.

  On March 5, 2009 (the "Petition Date"), MEC and certain of its subsidiaries (collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Court") and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada. On February 18, 2010, MID announced that MEC had filed the Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors (the "Creditors' Committee"), MID and MI Developments US Financing Inc. pursuant to Chapter 11 of the Code (as amended, the "Plan") and related Disclosure Statement (the "Disclosure Statement") in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote International, Inc. ("AmTote") and XpressBet, Inc. ("XpressBet"). On March 23, 2010, the Plan was amended to include the transfer of The Maryland Jockey Club ("MJC") to MID. On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010 (note 2).

42    MI Developments Inc.      2010

  As a result of the MEC Chapter 11 filing, management estimated and reduced the carrying value of MID's equity investment in MEC to zero at the Petition Date. Under the Plan, on the date the shares of MEC Lone Star, LP ("Lone Star LP") or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor will receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

  Basis of Presentation

  The unaudited interim consolidated financial statements include the accounts of MI Developments Inc. and its subsidiaries (collectively, "MID" or the "Company").

(b)  Consolidated Financial Statements

  The unaudited interim consolidated financial statements have been prepared in U.S. dollars following United States generally accepted accounting principles ("U.S. GAAP") and the accounting policies as set out in note 1 to the annual consolidated financial statements for the year ended December 31, 2009.

  The unaudited interim consolidated financial statements do not conform in all respects to the requirements of U.S. GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2009.

  In the opinion of management, the unaudited interim consolidated financial statements reflect all adjustments, which are of a normal recurring nature except as disclosed in note 1(c), necessary to present fairly the financial position at March 31, 2010 and December 31, 2009, and the results of operations and cash flows for the three-month periods ended March 31, 2010 and 2009.

(c)  Deconsolidation of MEC

  As a result of the MEC Chapter 11 filing at the Petition Date as described in note 2 to the unaudited interim consolidated financial statements, the Company concluded that, under generally accepted accounting principles ("GAAP"), it ceased to have the ability to exert control over MEC on or about the Petition Date. Accordingly, the Company's investment in MEC was deconsolidated from the Company's results beginning on the Petition Date.

  Prior to the Petition Date, MEC's results were consolidated with the Company's results, with outside ownership accounted for as a noncontrolling interest. As of the Petition Date, the Company's consolidated balance sheet included MEC's net assets of $84.3 million. As of the Petition Date, the Company's total equity also included accumulated other comprehensive income of $19.8 million and a noncontrolling interest of $18.3 million related to MEC.

  Upon deconsolidation of MEC, the Company recorded a $46.7 million reduction to the carrying values of its investment in, and amounts due from, MEC, which is computed as follows:

Reversal of MEC's net assets	$(84,345)
Reclassification to income of MEC's accumulated other comprehensive income (note 10)	19,850
Reclassification to income of the noncontrolling interest in MEC (note 11)	18,322

(46,173)
Fair value adjustment to loans receivable from MEC	(504)

Deconsolidation adjustment to the carrying values of MID's investment in, and amounts due from, MEC	$(46,677)

  GAAP requires the carrying values of any investment in, and amounts due from, a deconsolidated subsidiary to be adjusted to their fair value at the date of deconsolidation. In light of the significant uncertainty, at the Petition Date, as to whether MEC shareholders, including MID, would receive any recovery at the conclusion of MEC's Chapter 11 process, the carrying value of MID's equity investment in

MI Developments Inc.      2010    43

  MEC was reduced to zero. Although, subject to the uncertainties of MEC's Chapter 11 process, MID management believed at the Petition Date that the claims of MID Islandi s.f. (the "MID Lender") were adequately secured and therefore had no reason to believe that the amount of the MEC loan facilities with the MID Lender was impaired upon deconsolidation of MEC, a reduction in the carrying values of the MEC loan facilities (note 3(a)) was required under GAAP, reflecting the fact that certain of the MEC loan facilities bear interest at a fixed rate of 10.5% per annum, which is not considered to be reflective of the market rate of interest that would have been used had such facilities been established on the Petition Date. The fair value of the loans receivable from MEC was determined at the Petition Date based on the estimated future cash flows of the loans receivable from MEC being discounted to the Petition Date using a discount rate equal to the London Interbank Offered Rate ("LIBOR") plus 12.0%. The discount rate was equal to the interest rate charged to MEC on the secured non-revolving debtor-in-possession financing facility (the "DIP Loan") that was implemented as of the Petition Date, and therefore was considered to approximate a reasonable market interest rate for the MEC loan facilities for this purpose. Accordingly, upon deconsolidation of MEC, the Real Estate Business reduced its carrying values of the MEC loan facilities by $0.5 million (net of derecognizing $1.9 million of unamortized deferred arrangement fees at the Petition Date). As a result, the adjusted aggregate carrying values of the MEC loan facilities at the Petition Date was $2.4 million less than the aggregate face value of the MEC loan facilities. The adjusted carrying values were accreted up to the face value of the MEC loan facilities over the estimated period of time before the loans were expected to be repaid, with such accretion being recognized in "interest and other income from MEC" on the Company's unaudited interim consolidated statements of income (loss).

(d)  Segmented Information

  The Company's reportable segments reflect how the Company is organized and managed by senior management. Prior to the deconsolidation of MEC at the Petition Date (note 1(a)), the Company's operations were segmented in the Company's internal financial reports between wholly-owned operations ("Real Estate Business") and publicly-traded operations ("Magna Entertainment Corp."). This segregation of operations between wholly-owned and publicly-traded recognized the fact that, in the case of the Real Estate Business, the Company's Board of Directors (the "Board") and executive management have direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

  Subsequent to the Petition Date, the Company manages and evaluates its operations as a single "Real Estate Business" reporting segment, rather than multiple reporting segments, for internal purposes and for internal decision making.

  At March 31, 2010, the Real Estate Business owns income-producing real estate assets in Canada, the United States, Mexico, Austria, Germany, the Czech Republic, the United Kingdom, Spain and Poland. Substantially all of these real estate assets are leased to Magna's automotive operating units. The Real Estate Business also owns certain properties that are being held for future development or sale.

  Financial data and related measurements for the periods prior to the Petition Date are presented on the unaudited interim consolidated statements of income (loss) and consolidated statements of cash flows in two categories, "Real Estate Business" and "Magna Entertainment Corp.", which correspond to the Company's reporting segments prior to the Petition Date. Transactions and balances between the "Real Estate Business" and "Magna Entertainment Corp." segments have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions between these two segments, which are further described in note 3(a), are eliminated in the consolidated results of operations and financial position of the Company for periods prior to the Petition Date.

(e)  Seasonality

  MEC's racing business is seasonal in nature and racing revenues and operating results for any period are not indicative of the racing revenues and operating results for any year. MEC's racing operations have historically operated at a loss in the second half of the year, with the third quarter typically generating the

44    MI Developments Inc.      2010

  largest operating loss. This seasonality has resulted in large quarterly fluctuations in MEC's revenues, operating results and cash flows included in the Company's consolidated financial statements prior to the Petition Date (note 1(a)).

(f)    Accounting Changes

  Consolidation of Variable Interest Entities

  In June 2009, the Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards No. 167 ("SFAS 167"), which is now codified in Accounting Standards Codification 810-10, "Consolidation" ("ASC 810-10"). SFAS 167 requires a qualitative rather than a quantitative analysis to determine the primary beneficiary of a variable interest entity ("VIE"), amends the variable interest model's consideration of related party relationships in the determination of the primary beneficiary of a VIE by providing, among other things, an exception with respect to de facto agency relationships in certain circumstances, amends the criteria for determining whether fees paid to a decision maker and other service contracts are variable interests, requires continuous assessments of whether an enterprise is the primary beneficiary of a VIE and requires enhanced disclosures about an enterprise's involvement with a VIE. These amendments are effective as of the beginning of an enterprise's first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The adoption of SFAS 167, effective January 1, 2010, did not have any impact on the Company's consolidated financial statements.

  Fair Value Measurements

  In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which amends Accounting Standards Codification 820, "Fair Value Measurements and Disclosures" ("ASC 820"), to require various additional disclosures regarding fair value measurements and also clarify certain existing disclosure requirements. Under ASU 2010-06, an enterprise is required to: (i) disclose separately the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy, (ii) disclose activity in Level 3 fair value measurements including transfers into and out of Level 3 and the reasons for such transfers and (iii) present separately in the reconciliation of recurring Level 3 measurements information about purchases, sales, issuances and settlements on a gross basis. The amendments prescribed by ASU 2010-06 are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements of recurring Level 3 fair value measurements, which are effective for fiscal years beginning after December 15, 2010. The adoption of ASU 2010-06, effective January 1, 2010, did not have any impact on the Company's consolidated financial statements, except for the additional disclosure requirements prescribed by ASU 2010-06.

  Subsequent Events

  In February 2010, the FASB issued Accounting Standards Update No. 2010-09, "Subsequent Events — Topic 855 — Amendments to Certain Recognition and Disclosure Requirements" ("ASU 2010-09"). ASU 2010-09 removes the requirement for a Securities and Exchange Commission ("SEC") filer to disclose the date through which subsequent events have been evaluated. Additionally, ASU 2010-09 clarifies that if the financial statements have been revised, then an entity that is not an SEC filer should disclose both the date that the financial statements were issued or available to be issued and the date the revised financial statements were issued or available to be issued. These amendments remove potential conflicts with the SEC's literature. The amendments are effective upon issuance of the final update to ASU 2010-09. The Company does not anticipate the adoption of ASU 2010-09 to have any impact on the Company's consolidated financial statements other than the Company no longer will disclose the date through which subsequent events have been evaluated.

MI Developments Inc.      2010    45

2.    PARTICIPATION IN MEC'S BANKRUPTCY AND ASSET SALES

(a)  Chapter 11 Filing and Plan of Reorganization

  On the Petition Date, the Debtors filed voluntary petitions for reorganization under the Bankruptcy Code in the Court and were granted recognition of the Chapter 11 proceedings from the Ontario Superior Court of Justice under section 18.6 of the Companies' Creditors Arrangement Act in Canada.

  MEC filed for Chapter 11 protection in order to implement a comprehensive financial restructuring and conduct an orderly sales process for its assets. Under Chapter 11, the Debtors operated as "debtors-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Court. In general, the Debtors were authorized under Chapter 11 to continue to operate as an ongoing business, but could not engage in transactions outside the ordinary course of business without the prior approval of the Court. The filing of the Chapter 11 petitions constituted an event of default under certain of the Debtors' debt obligations, including those with the MID Lender, and those debt obligations became automatically and immediately due and payable. However, subject to certain exceptions under the Bankruptcy Code, the Debtors' Chapter 11 filing automatically enjoined, or stayed, the continuation of any judicial or administrative proceedings or other actions against the Debtors or their property to recover on, collect or secure a claim arising prior to the Petition Date. The Company has not guaranteed any of the Debtors' debt obligations or other commitments. Under the priority scheme established by the Bankruptcy Code, unless creditors agree to different treatment, allowed pre-petition claims and allowed post-petition expenses must be satisfied in full before stockholders are entitled to receive any distribution or retain any property in a Chapter 11 proceeding.

  As at March 31, 2010, the Company's equity investment in MEC consisted of 2,923,302 shares of its Class B Stock and 218,116 shares of its Class A Subordinate Voting Stock ("MEC Class A Stock"), representing approximately 96% of the total voting power of its outstanding stock and approximately 54% of the total equity interest in MEC. MEC Class A Stock was delisted from the Toronto Stock Exchange effective at the close of market on April 1, 2009 and from the Nasdaq Stock Market effective at the opening of business on April 6, 2009. As a result of the MEC Chapter 11 filing, the carrying value of MID's equity investment in MEC was reduced to zero at the Petition Date. Under the Plan, on the date the shares of Lone Star LP or substantially all the assets of Lone Star LP are sold, all MEC stock will be cancelled and the holders of MEC shares will not be entitled to nor receive or retain any property or interest in property under the Plan, and the stock of the reorganized MEC will be issued and distributed to the administrator retained by the Debtors as of the effective date to administer the Plan.

  On July 21, 2009, the MID Lender was named as a defendant in an action commenced by the Creditors' Committee in connection with the Debtors' Chapter 11 proceedings asserting, among other things, fraudulent transfer and recharacterization or equitable subordination of MID claims. On August 21, 2009, the Creditors' Committee filed an amended complaint to add MID and Mr. Frank Stronach, among others, as defendants, and to include additional claims for relief, specifically a breach of fiduciary duty claim against all defendants, a breach of fiduciary duty claim against MID and the MID Lender, and a claim for aiding and abetting a breach of fiduciary duty claim against all defendants. On August 24, 2009, MID and the MID Lender filed a motion to dismiss the claims against them by the Creditors' Committee. The Court denied the motion on September 22, 2009. On October 16, 2009, MID and the MID Lender filed their answer to the complaint, denying the allegations asserted against them.

  On January 11, 2010, the Company announced that MID, the MID Lender, MEC and the Creditors' Committee had agreed in principle to the terms of a global settlement and release in connection with the action. Under the terms of the settlement, as amended, in exchange for the dismissal of the action with prejudice and releases of MID, the MID Lender, their affiliates, and all current and former officers and directors of MID and MEC and their respective affiliates, the unsecured creditors of MEC will receive $89.0 million in cash plus up to $1.5 million as a reimbursement for certain expenses incurred in connection with the action. Under the terms of the settlement, MID will receive certain assets of MEC, as described below. The settlement and release was intended to be implemented through the Plan.

46    MI Developments Inc.      2010

  On February 18, 2010, MID announced that MEC had filed the Plan and Disclosure Statement in connection with the MEC Chapter 11 proceedings which provided for, among other things, the assets of MEC remaining after certain asset sales to be transferred to MID, including among other assets, Santa Anita Park, Golden Gate Fields, Gulfstream Park (including MEC's interest in The Village at Gulfstream Park™, a joint venture between MEC and Forest City Enterprises, Inc.), Portland Meadows, AmTote and XpressBet. On March 23, 2010, the Plan was amended to include the transfer of MJC to MID (together with the assets referred to in the preceding sentence, the "Transferred Assets"). On April 26, 2010, MID announced that the Plan was confirmed by order of the Court. On April 30, 2010, the closing conditions of the Plan were satisfied or waived, and the Plan became effective following the close of business on April 30, 2010.

  In satisfaction of MID's claims relating to the 2007 MEC Bridge Loan, the 2008 MEC Loan, and the MEC Project Financing Facilities (each discussed further in note 3(a)), the Plan provided that MID receive, in addition to the assets of MEC that were transferred to MID on the effective date of the Plan, the following:

  (i)
  upon the sale of Thistledown, MID will receive the first $20.0 million of the proceeds from such sale and the unsecured creditors of MEC will receive any proceeds in excess of such amount; and

  (ii)
  upon the sale of Lone Star LP pursuant to an agreement previously filed in the Court, the unsecured creditors of MEC will receive the first $20.0 million of the proceeds, if any, from such sale and MID will receive any proceeds in excess of such amount.

  The risks and uncertainties relating to the sale of Lone Star LP and Thistledown pursuant to the Plan include, among others:

  •
  there is no certainty that closing will occur under the Lone Star LP and Thistledown sale agreements, respectively,

  •
  if closing does not occur with respect to either Lone Star LP or Thistledown, there is no certainty with regard to how long the process for the marketing and sale of such assets will take, and

  •
  if closing does not occur with respect to either Lone Star LP or Thistledown, there is no certainty whether or at what prices such assets will be sold or whether any bids by any third party for such assets will materialize or be successful.

  MID will also have the right to receive any proceeds from the litigation by MEC against PA Meadows, LLC currently pending in the Court and future payments under the Meadows Holdback Note.

  Under the Plan, rights of MID and MEC against MEC's directors' and officers' insurers are preserved with regard to the settlement in order to seek appropriate compensation for the releases of all current and former officers and directors of MID and MEC and their respective affiliates. MID will be entitled to receive any such compensation from MEC's directors' and officers' insurers.

  On the effective date of the Plan, the Transferred Assets were transferred to MID in exchange for the following amounts estimated as at March 31, 2010: (i) loans receivable from MEC, net, with an estimated fair value of $345.6 million, (ii) the settlement and release payment to the unsecured creditors of MEC of $89.0 million in cash plus up to $1.5 million as a reimbursement of certain expenses incurred in connection with the action and (iii) the estimated settlement of expected allowed administrative, priority and other claims of approximately $155.4 million, net of (iv) $51.0 million from the amounts previously held in escrow by the Debtors from the sale of the assets of Remington Park and (v) estimated net proceeds of $40.0 million from the expected sales of the Debtors' assets that are to be sold to third parties pursuant to the Plan. Although the Company reduced the carrying value of the loans receivable from MEC by $90.8 million in the year ended December 31, 2009 (note 3(a)), there can be no assurance that the Company will not further reduce the carrying value of loans receivable from MEC, either in connection with the transfer of the net assets of MEC to MID under the Plan or as a result of the resolution of expected allowed administrative, priority and other claims to be paid by the Company in accordance with the Plan.

  Pursuant to the Plan, subsequent to the balance sheet date, on April 30, 2010, MID received $51.0 million of the amounts previously segregated by the Debtors from the sale of the assets of Remington Park and paid the settlement and release payment to the unsecured creditors of MEC of $89.0 million as described

MI Developments Inc.      2010    47

  above. In addition, subsequent to the balance sheet date, MID made the payment of $1.5 million to the unsecured creditors of MEC related to the reimbursement of certain expenses in connection with the action and also made payments aggregating $58.9 million as the settlement of the secured claims relating to the Debtors' indebtedness with Bank of Montreal, Wells Fargo and PNC Bank.

  For a more detailed discussion of the Plan and the Disclosure Statement, please refer to the "Second Amended Third Modified Joint Plan of the Affiliated Debtors, The Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc., pursuant to Chapter 11 of the United States Bankruptcy Code" dated April 28, 2010 and the "Disclosure Statement for the Second Amended Third Modified Joint Plan of Affiliated Debtors, the Official Committee of Unsecured Creditors, MI Developments Inc. and MI Developments US Financing Inc. pursuant to Chapter 11 of the United States Bankruptcy Code". The complete Plan and Disclosure Statement are available on SEDAR at www.sedar.com.

  In connection with the Debtors' Chapter 11 filing, MID, through the MID Lender, provided MEC the DIP Loan. As amended and restated, the maximum commitment amount under the DIP Loan was $71.4 million, of which no amounts remained available to be borrowed by MEC at the effective date of the Plan and $33.0 million was outstanding as at April 30, 2010, the maturity date of the DIP Loan. Under the Plan, a portion of the amounts held in escrow by the Debtors reflecting the net proceeds from the sale of the assets of Remington Park was used to pay and satisfy in full all outstanding DIP Loan obligations on May 3, 2010.

(b)  MEC Asset Sales

  The Debtors' Chapter 11 filing contemplated the Debtors selling all or substantially all their assets through an auction process and using the proceeds to satisfy claims against the Debtors, including indebtedness owed to the MID Lender. On the Petition Date, MID entered into an agreement with certain of the Debtors and certain non-Debtor affiliates of MEC to purchase such Debtors' and non-Debtors' relevant interests associated with certain specified assets (the "MID Stalking Horse Bid"), subject to Court approval. However, on April 20, 2009, in response to objections raised by a number of parties in the Debtors' Chapter 11 process and with the intent of expediting that process, MID and MEC terminated the MID Stalking Horse Bid.

  On May 11, 2009, the Court approved the bid procedures for the auction of the Debtors' interests associated with the following assets: Santa Anita Park (including the relevant Debtor's joint venture interest in The Shops at Santa Anita); Remington Park; Lone Star LP; Thistledown; Portland Meadows; assets related to StreuFex™ (an environmentally friendly horse bedding product); vacant lands located in Ocala, Florida; and vacant lands located in Dixon, California. On October 28, 2009, the Court approved revised bid procedures for the auction of Santa Anita Park and bid procedures for the auction of the following additional assets: Gulfstream Park (including the adjacent lands and the relevant Debtor's joint venture interest in The Village at Gulfstream Park™); Golden Gate Fields; and MJC (including the Preakness®).

  Since the Petition Date, the Debtors have entered into and completed various asset sales, including assets sold pursuant to orders obtained by the Debtors from the Court in the Chapter 11 cases. The auction process was suspended as a result of the Plan, which addressed the disposition of the Debtors' remaining assets.

  On July 31, 2009, the Court approved the Debtors' motion for authorization to sell for 6.5 million euros the assets of one of MEC's non-debtor Austrian subsidiaries, which assets include Magna Racino™ and surrounding lands, to an entity affiliated with Fair Enterprise Limited, a company that forms part of an estate planning vehicle for the family of Frank Stronach, certain members of which are trustees of the Stronach Trust, MID's controlling shareholder. The sale transaction was completed on October 1, 2009 and the net proceeds were used to repay existing indebtedness secured by the assets.

  On August 26, 2009, the Court approved the sale, by an Austrian non-debtor subsidiary of MEC to a third party, of the company that owns and operates the Austrian plant that manufactures StreuFex™, for certain contingent future payments. The sale was completed on September 1, 2009.

48    MI Developments Inc.      2010

  On August 26, 2009, the Court approved the Debtors entering into a stalking horse bid to sell Remington Park to Global Gaming RP, LLC for $80.25 million, subject to higher and better offers. Following an auction, no additional offers were received, and on September 15, 2009, the Court approved the sale of Remington Park to Global Gaming RP, LLC. The sale of Remington Park was completed on January 1, 2010. On January 4, 2010, the Debtor paid $27.8 million of the net sale proceeds to the MID Lender as partial repayment of the DIP Loan. The balance of the net sales proceeds of $51.0 million was distributed to the MID Lender subsequent to the effective date of the Plan, on May 3, 2010.

  Following an auction, on September 2, 2009, the Court approved the sale of the Ocala lands to a third party at a price of $8.1 million and the sale closed on September 17, 2009. On October 28, 2009, the Debtors paid the net sales proceeds of $7.6 million to the MID Lender as a partial repayment of the DIP Loan.

  Following an auction, on September 15, 2009, the Court approved the sale of Thistledown to a third party for $89.5 million, comprised of $42.0 million of cash to be paid on closing and up to $47.5 million of cash in contingent payments related to video lottery licensing in the State of Ohio. However, on September 21, 2009, the Supreme Court of the State of Ohio ruled that certain legislation relating to video lottery licensing at Ohio racetracks would require a State referendum, which is not expected to occur until November 2010. MEC has indicated that the purchaser has reserved its right to terminate the agreement as a result of the referendum requirement and that MEC and the purchaser are engaged in ongoing discussions about this transaction.

  Following an auction, on October 29, 2009, the Court approved the sale of Lone Star LP to a third party for $62.8 million, comprised of $47.7 million of cash and the assumption by the purchaser of the $15.1 million capital lease for the facility. MEC has indicated that it anticipates that the sale of Lone Star LP will be completed during the second quarter of 2010, subject to regulatory approval.

  Following an auction, on November 18, 2009, the Court approved the sale of the Dixon lands to Ocala Meadows Lands LLC, a company controlled by Frank Stronach, for approximately $3.1 million and the sale closed on November 30, 2009. On November 30, 2009, the Debtors paid the net sales proceeds of $3.0 million to the MID Lender as a partial repayment of the DIP Loan.

  As of the effective date of the Plan, the Transferred Assets were transferred to MID.

3.    TRANSACTIONS WITH RELATED PARTIES

Mr. Frank Stronach, who serves as the Chairman of the Company, Magna and MEC, and three other members of his family are trustees of the Stronach Trust. The Stronach Trust controls the Company through the right to direct the votes attaching to 66% of the Company's Class B Shares. Magna is controlled by M Unicar Inc. ("M Unicar"), a Canadian holding company whose shareholders consist of the Stronach Trust and certain members of Magna's management. M Unicar indirectly owns Magna Class A Subordinate Voting Shares and Class B Shares representing in aggregate approximately 65% of the total voting power attaching to all Magna's shares. The Stronach Trust indirectly owns the shares carrying the substantial majority of the votes of M Unicar. As the Company and Magna may be considered to be under the common control of the Stronach Trust, they are considered to be related parties for accounting purposes.

MI Developments Inc.      2010    49

(a)  Loans to MEC

  (i)
  The Real Estate Business' loans receivable from MEC, net consist of the following:

As at	March 31, 2010	December 31, 2009
2007 MEC Bridge Loan	$139,166	$139,166
Gulfstream Park Project Financing	185,811	185,811
Remington Park Project Financing	24,789	24,789
2008 MEC Loan	58,394	58,394
DIP Loan, net of unamortized deferred arrangement fees of $1,334 (2009 — $1,334)	28,286	45,044

Total loans outstanding from MEC	436,446	453,204
Less: valuation allowance	(90,800)	(90,800)

Loans receivable from MEC, net	$345,646	$362,404

    A summary of the changes in the valuation allowance related to the loans receivable from MEC is as follows:

Three Months Ended March 31,	2010	2009
Balance, beginning of period	$90,800	$—
Impairment provision	—	—

Balance, end of period	$90,800	$—

    In connection with the development of the Plan (note 2), the Company estimated the values and resulting recoveries of loans receivable from MEC, net of any related obligations, provided to the Company pursuant to the terms of the Plan. In preparing the estimated resulting recoveries, the Company: (i) reviewed certain historical financial information of MEC for recent years and interim periods; (ii) communicated with certain members of senior management of MEC to discuss the assets and operations; (iii) considered certain economic and industry information relevant to MEC's operating businesses; (iv) considered various indications of interest received by the Debtors in connection with the sales marketing efforts conducted by financial advisors of MEC during the Chapter 11 proceeding for certain of MEC's assets; (v) reviewed the analyses of other financial advisors retained by MEC; (vi) relied on certain real estate appraisals prepared by its real estate advisors; and (vii) conducted its own analysis as it deemed appropriate. The Company relied on the accuracy and completeness of financial and other information furnished to it by MEC with respect to the Chapter 11 proceedings.

    As a result of this analysis, the Company estimated that it would be unable to realize on all amounts due in accordance with the contractual terms of the MEC loans. Accordingly, for the year ended December 31, 2009, the Real Estate Business recorded a $90.8 million impairment provision related to the loans receivable from MEC, which represents the excess of the carrying amounts of the loans receivable and the estimated recoverable value. Estimated recoverable value was determined based on the future cash flows from expected proceeds to be received from Court approved sales of MEC's assets, discounted at the loans' effective interest rate, and the fair value of the collateral based on third party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets to be transferred to the Company under the Plan or for which the Court has yet to approve for sale under the Plan, net of expected allowed administrative, priority and other claims to be paid by the Company under the Plan. At each interim reporting period, the estimated recoverable value and the adequacy of the valuation allowance is assessed. Based on this assessment, the Company determined that no change to the impairment provision was required in the three-month period ended March 31, 2010.

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    The estimates of values and recoveries involve complex considerations and judgement concerning various factors that could affect the value of MEC's assets. Moreover, the value of MEC's assets is subject to measurement uncertainty and contingencies that are difficult to predict and will fluctuate with changes in factors affecting the financial conditions and prospects of such assets. Because valuation recoveries and estimates are made at a specific point in time and are inherently subject to measurement uncertainty, such estimates could differ from actual results.

  (ii)
  2007 MEC Bridge Loan

    On September 13, 2007, MID announced that the MID Lender had agreed to provide MEC with a bridge loan of up to $80.0 million (subsequently increased to $125.0 million as discussed below) through a non-revolving facility (the "2007 MEC Bridge Loan").

    The 2007 MEC Bridge Loan was secured by certain assets of MEC, including first ranking security over the Thistledown land, second ranking security over Golden Gate Fields and third ranking security over Santa Anita Park. In addition, the 2007 MEC Bridge Loan was guaranteed by certain MEC subsidiaries and MEC had pledged the shares and all other interests MEC had in each of the guarantor subsidiaries (or provided negative pledges where a pledge was not possible due to regulatory constraints or due to a pledge to an existing third-party lender).

    The 2007 MEC Bridge Loan initially had a maturity date of May 31, 2008 and bore interest at a rate per annum equal to LIBOR plus 10.0% prior to December 31, 2007, at which time the interest rate on outstanding and subsequent advances was increased to LIBOR plus 11.0%. On February 29, 2008, the interest rate on outstanding and subsequent advances under the 2007 MEC Bridge Loan was increased by a further 1.0% (set at 12.2% at March 31, 2010 and December 31, 2009).

    During the year ended December 31, 2008, the maximum commitment under the 2007 MEC Bridge Loan was increased from $80.0 million to $125.0 million, MEC was given the ability to re-borrow $26.0 million that had been repaid during the year ended December 31, 2008 from proceeds of asset sales and MEC was permitted to use up to $3.0 million to fund costs associated with the November 2008 gaming referendum in Maryland. In addition, the maturity date of the 2007 MEC Bridge Loan was extended from May 31, 2008 to March 31, 2009. However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. As a result of MEC's Chapter 11 filing on March 5, 2009 (note 1(a)), the 2007 MEC Bridge Loan was not repaid when due. On the Petition Date, the balance outstanding under the 2007 MEC Bridge Loan was $125.6 million. Interest on the 2007 MEC Bridge Loan accrued during the Debtors' Chapter 11 process rather than being paid currently in cash.

    The MID Lender received an arrangement fee of $2.4 million (3% of the commitment) at closing in 2007 and received an additional arrangement fee of $0.8 million on February 29, 2008 (1% of the then current commitment). In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $7.0 million. The MID Lender also received a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2007 MEC Bridge Loan and the changes thereto were paid by MEC.

    At March 31, 2010 and December 31, 2009, $139.2 million due under the fully drawn 2007 MEC Bridge Loan was included in the Real Estate Business' non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

    Under the Plan, the MID Lender will receive, in addition to certain assets of MEC that were transferred to MID on the effective date of the Plan, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender's liens and claims relating to the 2007 MEC Bridge Loan, and as of effective date under the Plan, all liens and security under the 2007 MEC Bridge Loan were released.

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  (iii)
  MEC Project Financings

    The MID Lender had made available separate project financing facilities to Gulfstream Park Racing Association, Inc. ("GPRA") and Remington Park, Inc., the wholly-owned subsidiaries of MEC that owned and/or operated Gulfstream Park and Remington Park, respectively, in the amounts of $162.3 million and $34.2 million, respectively, plus costs and capitalized interest in each case as discussed below (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities were established with a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

    The Remington Park project financing and the Gulfstream Park project financing contained cross-guarantee, cross-default and cross-collateralization provisions. Prior to the completion of the sale of Remington Park on January 1, 2010 (note 2), the Remington Park project financing was secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and was guaranteed by the MEC subsidiaries that owned Gulfstream Park and the Palm Meadows Training Center. The security package also included second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows Training Center and the shares of the owner of the Palm Meadows Training Center (in each case, behind security granted for the Gulfstream Park project financing). In addition, the borrower agreed not to pledge any licences or permits held by it and MEC agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing was guaranteed by MEC's subsidiaries that owned and operated the Palm Meadows Training Center and was secured principally by security over the lands forming part of the operations at Gulfstream Park and the Palm Meadows Training Center and over all other assets of Gulfstream Park and the Palm Meadows Training Center, excluding licences and permits (which cannot be subject to security under applicable legislation). Prior to the completion of the sale of Remington Park on January 1, 2010 (note 2), the Gulfstream Park project financing was also guaranteed by MEC's subsidiary that owned and operated Remington Park and was also secured by security over the leasehold interest forming part of the operations at Remington Park and over all other assets of Remington Park, excluding licenses and permits (which could not be subjected to security under applicable legislation).

    In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million (plus costs and capitalized interest) by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of slot machines. The new tranches of the Gulfstream Park project financing facility both were established with a maturity date of December 31, 2011. Interest under the December 2006 tranche was capitalized until May 1, 2007, at which time monthly blended payments of principal and interest became payable to the MID Lender based on a 25-year amortization period commencing on such date. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continued to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility.

    Amounts outstanding under each of the MEC Project Financing Facilities bore interest at a fixed rate of 10.5% per annum, compounded semi-annually and required repayment in monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities. Since the completion date for Remington Park, there has also been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which was used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. For the three-

52    MI Developments Inc.      2010

    month period ended March 31, 2010, no such payments were made (2009 — $2.0 million) given the MEC Chapter 11 proceedings.

    In September 2007, the terms of the Gulfstream Park project financing facility were amended such that: (i) MEC was added as a guarantor under that facility; (ii) the borrower and all of the guarantors agreed to use commercially reasonable efforts to implement the MEC Debt Elimination Plan (note 4), including the sale of specific assets by the time periods listed in the MEC Debt Elimination Plan; and (iii) the borrower became obligated to repay at least $100.0 million under the Gulfstream Park project financing facility on or prior to May 31, 2008.

    During the year ended December 31, 2008, the deadline for repayment of at least $100.0 million under the Gulfstream Park project financing facility was extended from May 31, 2008 to March 31, 2009. However, as a result of a reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. In connection with the amendments and maturity extensions during the year ended December 31, 2008, the MID Lender received aggregate fees of $3.0 million. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), the repayment of at least $100.0 million under the Gulfstream Park project financing facility was not made when due.

    On the Petition Date, the balances outstanding under the Gulfstream Park project financing facility and the Remington Park project financing facility were $170.8 million and $22.8 million, respectively. During the Debtors' Chapter 11 process, monthly principal and interest payments, as well as the quarterly excess cash flow sweeps, under the MEC Project Financing Facilities were stayed and interest accrued rather than being paid currently in cash.

    At March 31, 2010 and December 31, 2009, there were balances of $185.8 million and $24.8 million due under the Gulfstream Park project financing facility and the Remington Park project financing facility, respectively, which are included in the Real Estate Business' non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

    Under the Plan, the MID Lender will receive, in addition to certain assets of MEC that were transferred to MID on the effective date of the Plan, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender's liens and claims relating to the MEC Project Financing Facilities, and as of the effective date under the Plan, all liens and security under the MEC Project Financing Facilities were released.

    In connection with the Gulfstream Park project financing facility, MEC has placed into escrow (the "Gulfstream Escrow") with the MID Lender proceeds from an asset sale which occurred in fiscal 2005 and certain additional amounts necessary to ensure that any remaining Gulfstream Park construction costs (including the settlement of liens on the property) can be funded, which escrowed amount has been and will be applied against any such construction costs. At March 31, 2010, the amount held under the Gulfstream Escrow was $0.5 million (December 31, 2009 — $0.5 million). All funds in the Gulfstream Escrow are reflected as the Real Estate Business' "restricted cash" and "due to MEC" on the Company's consolidated balance sheets.

  (iv)
  2008 MEC Loan

    On November 26, 2008, concurrent with the announcement of a reorganization proposal, MID announced that the MID Lender had agreed to provide MEC with the 2008 MEC Loan of up to a maximum commitment, subject to certain conditions being met, of $125.0 million (plus costs and fees). The 2008 MEC Loan bore interest at the rate of LIBOR plus 12.0%, was guaranteed by certain subsidiaries of MEC and was secured by substantially all the assets of MEC (subject to prior encumbrances). The 2008 MEC Loan was made available through two tranches of a non-revolving facility.

    •
    Tranche 1

      Tranche 1 in the amount of up to $50.0 million (plus costs and fees) was made available to MEC solely to fund (i) operations, (ii) payments of principal or interest and other costs under the 2008

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      MEC Loan and under other loans provided by the MID Lender to MEC, (iii) mandatory payments of interest in connection with other of MEC's existing debt, (iv) maintenance capital expenditures and (v) capital expenditures required pursuant to the terms of certain of MEC's joint venture arrangements with third parties.

      In connection with Tranche 1 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $1.0 million (2% of the commitment), such amount being capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan. The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn facility. All fees, expenses and closing costs incurred by the MID Lender in connection with the 2008 MEC Loan were capitalized to the outstanding balance of Tranche 1 of the 2008 MEC Loan.

      Tranche 1 had an initial maturity date of March 31, 2009 but as a result of the reorganization proposal announced in November 2008 not proceeding, such maturity date was accelerated to March 20, 2009. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), Tranche 1 of the 2008 MEC Loan was not repaid when due.

    •
    Tranche 2

      Tranche 2 in the amount of up to $75.0 million (plus costs and fees) was to be used by MEC solely to fund (i) up to $45.0 million (plus costs and fees) in connection with the application by MEC's subsidiary, Laurel Park, for a Maryland slots licence and related matters and (ii) up to $30.0 million (plus costs and fees) in connection with the construction of the temporary slots facility at Laurel Park, following receipt of the Maryland slots licence. In addition to being secured by substantially all the assets of MEC, Tranche 2 of the 2008 MEC Loan was also to be guaranteed by the MJC group of companies and secured by all of such companies' assets.

      In February 2009, MEC's subsidiary, Laurel Park, submitted an application for a Maryland video lottery terminal licence (the "MEC VLT Application") and drew $28.5 million under Tranche 2 of the 2008 MEC Loan in order to place the initial licence fee in escrow pending resolution of certain issues associated with the application. Subsequently, MEC was informed by the Maryland VLT Facility Location Commission that the MEC VLT Application was not accepted for consideration as it had been submitted without payment of the initial licence fee of $28.5 million. Accordingly, MEC repaid $28.5 million to the MID Lender under Tranche 2 of the 2008 MEC Loan.

      In connection with the February 2009 advance under Tranche 2 of the 2008 MEC Loan, the MID Lender charged an arrangement fee of $0.6 million, such amount being capitalized to the outstanding balance of Tranche 2 of the 2008 MEC Loan. The MID Lender was also entitled to a commitment fee equal to 1% per annum of the undrawn amount made available under Tranche 2 of the 2008 MEC Loan. All fees, expenses and closing costs incurred by the MID Lender in connection with Tranche 2 were capitalized to the outstanding balance of Tranche 2 under the 2008 MEC Loan.

      The initial maturity date of Tranche 2 was December 31, 2011, which as a result of the MEC VLT Application not being accepted for consideration, was accelerated in accordance with the terms of the loan to May 13, 2009. As a result of the Debtors' Chapter 11 filing on March 5, 2009 (note 1(a)), there was an automatic stay of any action to collect, assert, or recover on the 2008 MEC Loan.

    On the Petition Date, the balance outstanding under the 2008 MEC Loan was $52.5 million. Interest and fees on the 2008 MEC Loan accrued during the Debtors' Chapter 11 process rather than being paid currently in cash. At March 31, 2010 and December 31, 2009, $58.4 million due under the 2008 MEC Loan was included in the Real Estate Business' non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheets.

    Under the Plan, the MID Lender will receive, in addition to certain assets of MEC that were transferred to MID on the effective date of the Plan, a portion of the proceeds from the sale of Thistledown and Lone Star LP in satisfaction of the MID Lender's liens and claims relating to the 2008 MEC Loan, and as of the effective date under the Plan, all liens and security under the 2008 MEC Loan were released.

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  (v)
  DIP Loan

    In connection with the Debtors' Chapter 11 filing (note 1(a)), the MID Lender originally agreed to provide a six-month secured non-revolving DIP Loan to MEC in the amount of up to $62.5 million. The DIP Loan initial tranche of up to $13.4 million was made available to MEC on March 6, 2009 pursuant to approval of the Court and an interim order was subsequently entered by the Court on March 13, 2009.

    On April 3, 2009, MEC requested an adjournment until April 20, 2009 for the Court to consider the motion for a final order relating to the DIP Loan. The Court granted the request and authorized an additional $2.5 million being made available to MEC under the DIP Loan pending the April 20, 2009 hearing.

    On April 20, 2009, the DIP Loan was amended to, among other things, (i) extend the maturity from September 6, 2009 to November 6, 2009 in order to allow for a longer marketing period in connection with MEC's asset sales and (ii) reduce the principal amount available from $62.5 million to $38.4 million, with the reduction attributable to the fact that interest on the pre-petition loan facilities between MEC and the MID Lender accrued during the Chapter 11 process rather than being paid currently in cash. The final terms of the DIP Loan were presented to the Court on April 20, 2009 and the Court entered a final order authorizing the DIP Loan on the amended terms on April 22, 2009.

    Under the terms of the DIP Loan, MEC was required to pay an arrangement fee of 3% under the DIP Loan (on each tranche as it was made available) and advances bore interest at a rate per annum equal to LIBOR plus 12.0% (set at 12.2% at March 31, 2010 and December 31, 2009). MEC was also required to pay a commitment fee equal to 1% per annum on all undrawn amounts.

    The DIP Loan was secured by liens on substantially all assets of MEC and its subsidiaries (subject to prior ranking liens of third parties), as well as a pledge of capital stock of certain guarantors. Under the DIP Loan, MEC could request funds to be advanced on a monthly basis and such funds were to be used in accordance with an approved budget. The terms of the DIP Loan contemplated that MEC would sell all or substantially all its assets through an auction process and use the proceeds from the asset sales to repay its creditors, including the MID Lender.

    On October 28, 2009, the Court entered a final order authorizing amendments to the DIP Loan, which, among other things, increased the principal amount available thereunder by $26.0 million to up to $64.4 million and extended the maturity date to April 30, 2010. The amended DIP Loan contemplated that MEC would use its best efforts to market and sell all its assets, including seeking stalking horse bidders, conducting auctions and obtaining sales orders from the Court. If certain assets sale milestones were not satisfied, there would be an event of default and/or additional arrangement fees would be payable by MEC. The other fees and the interest rate payable by MEC to the MID Lender under the amended DIP Loan were unchanged. All advances under the amended DIP Loan were to be made in accordance with an approved budget.

    On March 3, 2010, the DIP Loan was further amended and restated, such that an additional $7.0 million was approved by the Court and made available to MEC under the DIP Loan. Accordingly, the maximum commitment amount under the DIP Loan was $71.4 million, of which no amounts remained available to be borrowed by MEC at the effective date of the Plan and $33.0 million was outstanding as at April 30, 2010, the maturity date of the DIP Loan. Under the Plan, a portion of the amounts held in escrow by the Debtors reflecting the net proceeds from the sale of the assets of Remington Park was used to pay and satisfy in full all outstanding DIP Loan obligations on May 3, 2010.

    At March 31, 2010, $28.3 million, net of $1.3 million of unamortized deferred arrangement fees (December 31, 2009 — $45.0 million, net of $1.3 million of unamortized deferred arrangement fees) due under the DIP Loan was included in the non-current portion of "loans receivable from MEC, net" on the Company's consolidated balance sheet.

  To the Petition Date (note 1(a)), approximately $9.4 million of external third-party costs were incurred in association with these loan facilities between MEC and the MID Lender. Prior to the Petition Date, these

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  costs were recognized as deferred financing costs at the MEC segment level and were amortized into interest expense (of which a portion had been capitalized in the case of the MEC Project Financing Facilities) over the respective term of each of the loan facilities. Prior to the Petition Date, such costs were charged to "general and administrative" expenses at a consolidated level in the periods in which they were incurred.

  All interest and fees charged by the Real Estate Business prior to the Petition Date relating to the loan facilities, including any capitalization and subsequent amortization thereof by MEC, and any adjustments to MEC's related deferred financing costs, have been eliminated from the Company's consolidated results of operations and financial position.

(b)  MEC's Lease Termination

  During the year ended December 31, 2007, MID acquired a 205 acre parcel of land located in Bonsall, California from MEC, which currently houses the San Luis Rey Downs Thoroughbred Training Facility. This property is being held by MID for future development and MID agreed to lease the property to MEC on a triple-net basis for nominal rent while MID pursues the necessary development entitlements and other approvals. The lease was scheduled to terminate on June 6, 2010, however on November 11, 2009, MEC elected to exercise its option to terminate the agreement by providing MID four months written notice, as stipulated in the agreement. The lease with MEC was scheduled to terminate on April 11, 2010; however on March 16, 2010, the property was re-leased to San Luis Racing, Inc., a third-party, on a triple-net lease basis for nominal rent while MID continues to pursue the necessary development entitlements and other approvals.

(c)  MEC's Real Estate Sales to Magna

  On March 5, 2009, MEC announced that one of its subsidiaries in Austria had entered into an agreement to sell to a subsidiary of Magna approximately 100 acres of real estate located in Oberwaltersdorf, Austria for a purchase price of approximately 4.6 million euros ($6.0 million). The transaction was completed on April 28, 2009.

4.    DISCONTINUED OPERATIONS OF MEC

On September 12, 2007, MEC's Board of Directors approved a debt elimination plan (the "MEC Debt Elimination Plan") to generate funds from, among other things, the sale of Great Lakes Downs in Michigan, Thistledown in Ohio, Remington Park in Oklahoma City and MEC's interest in Portland Meadows in Oregon. In September 2007, MEC engaged a U.S. investment bank to assist in soliciting potential purchasers and managing the sale process for certain of these assets. In October 2007, the U.S. investment bank began marketing Thistledown and Remington Park for sale and initiated an active program to locate potential buyers. However, MEC subsequently took over the sales process from the U.S. investment bank and was in discussions with potential buyers of these assets prior to the Petition Date. For additional details on the sales process for Thistledown under the Plan, and the sale of Remington Park, refer to note 2.

In November 2007, MEC initiated a program to locate a buyer for Portland Meadows and was marketing for sale its interest in this property prior to the Petition Date.

In March 2008, MEC committed to a plan to sell Magna Racino™. MEC had initiated a program to locate potential buyers and, prior to the Petition Date, was marketing the assets for sale through a real estate agent. For additional details on the sales process for Magna Racino™, refer to note 2.

On July 16, 2008, MEC completed the sale of Great Lakes Downs in Michigan for cash consideration of $5.0 million.

MEC's results of operations related to discontinued operations for the three-month periods ended March 31, 2010 and 2009 are shown in the following table. There are no assets and liabilities related to MEC's

56    MI Developments Inc.      2010

discontinued operations included in the Company's consolidated balance sheets as at March 31, 2010 and December 31, 2009 given the deconsolidation of MEC at the Petition Date.

Three Months Ended March 31,	2010	2009(1)
Revenues	$—	$21,226
Costs and expenses	—	19,937

	—	1,289
Interest expense, net	—	505

MEC's income from discontinued operations	—	784
Eliminations (note 3(a))	—	443

Consolidated income from MEC's discontinued operations	—	1,227
Deduct income attributable to noncontrolling interest	—	(363)

Consolidated income from MEC's discontinued operations attributable to MID	$—	$864

(1)
The results for the three-month period ended March 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

5.    REAL ESTATE PROPERTIES

Real estate properties consist of:

As at	March 31, 2010	December 31, 2009
Revenue-producing properties
Land	$214,630	$219,962
Buildings, parking lots and roadways — cost	1,401,349	1,418,989
Buildings, parking lots and roadways — accumulated depreciation	(422,430)	(418,922)

	1,193,549	1,220,029

Development properties
Land and improvements	170,968	169,816
Properties under development	2,634	—

	173,602	169,816

	$1,367,151	$1,389,845

6.    OTHER ASSETS

Other assets consist of:

As at	March 31, 2010	December 31, 2009
Long-term receivables	$531	$554
Deferred leasing costs	1,513	1,511

	$2,044	$2,065

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7.    BANK INDEBTEDNESS

The Real Estate Business has an unsecured senior revolving credit facility in the amount of $50.0 million that is available by way of U.S. or Canadian dollar loans or letters of credit (the "MID Credit Facility"). The MID Credit Facility matures on December 21, 2010, unless further extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business' ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. The Real Estate Business is subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers' acceptance rates, in each case plus 3.50%, or the U.S. base or Canadian prime rate, in each case plus 2.5%. At March 31, 2010 and December 31, 2009, the Company had no borrowings under the MID Credit Facility, but had issued letters of credit totalling $0.3 million (December 31, 2009 — $0.2 million). Subsequent to the balance sheet date, on April 28, 2010, the Company borrowed $30.0 million under the MID Credit Facility.

In addition, subsequent to the balance sheet date, on May 6, 2010, the MID Credit Facility was amended to increase the maximum commitment available from $50.0 million to $75.0 million for a six-month period expiring on November 1, 2010.

8.    ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities consist of:

As at	March 31, 2010	December 31, 2009
Accounts payable	$671	$1,263
Accrued salaries and wages	171	2,565
Accrued interest payable	4,328	371
Other accrued liabilities	15,799	16,977

	$20,969	$21,176

9.    CONTRIBUTED SURPLUS

Changes in the Company's contributed surplus are shown in the following table:

Three Months Ended March 31,	2010	2009
Contributed surplus, beginning of period	$58,575	$57,062
Stock-based compensation	4	27

Contributed surplus, end of period	$58,579	$57,089

10.    ACCUMULATED OTHER COMPREHENSIVE INCOME

Changes in the Company's accumulated other comprehensive income are shown in the following table:

Three Months Ended March 31,	2010	2009
Accumulated other comprehensive income, beginning of period	$198,182	$161,827
Change in fair value of interest rate swaps, net of taxes and noncontrolling interest	—	92
Foreign currency translation adjustment, net of noncontrolling interest(i)	(22,863)	(30,446)
Reclassification to income upon deconsolidation of MEC (note 1(c))	—	(19,850)

Accumulated other comprehensive income, end of period(ii)	$175,319	$111,623

58    MI Developments Inc.      2010

(i)
The Company incurs unrealized foreign currency translation gains and losses related to its self-sustaining operations having functional currencies other than the U.S. dollar. During the three-month period ended March 31, 2010, the Company reported currency translation losses primarily due to the weakening of the Euro against the U.S. dollar, which were partially offset by currency translation gains primarily due to the strengthening of the Canadian dollar against the U.S. dollar. During the three-month period ended March 31, 2009, the Company reported currency translation losses primarily due to a weakening of the euro and Canadian dollar against the U.S. dollar.

(ii)
Accumulated other comprehensive income consists of:

As at	March 31, 2010	December 31, 2009
Foreign currency translation adjustment	$175,319	$198,182

11.    NONCONTROLLING INTEREST

Changes in the noncontrolling interest of MEC are shown in the following table:

Three Months Ended March 31,	2010	2009
Noncontrolling interest, beginning of period	$—	$24,182
MEC's stock-based compensation	—	23
Disgorgement payment received from noncontrolling interest(i)	—	420
Comprehensive income (loss):
Net loss attributable to the noncontrolling interest	—	(6,308)
Other comprehensive income (loss) attributable to the noncontrolling interest
Change in fair value of interest rate swaps, net of taxes	—	79
Foreign currency translation adjustment	—	(74)
Reclassification to income upon deconsolidation of MEC (note 1(c))	—	(18,322)

Noncontrolling interest, end of period	$—	$—

(i)
In January 2009, MEC received notice from an institutional shareholder holding more than 10% of MEC's outstanding shares that such institution had completed various transactions involving MEC Class A Stock which were determined to be in violation of Section 16 of the Securities Exchange Act of 1934 (the "Act"). In efforts to regain compliance with Section 16 of the Act, the institution was required to file reports with the Securities and Exchange Commission of the institution's holdings in, and transactions involving, MEC Class A Stock and determined that, based on transactions completed in 2003 and 2004, a disgorgement payment of $0.4 million, representing "short-swing profits" realized by the institution, was required to be made to MEC. The Company accounted for the cash receipt as an increase to the noncontrolling interest in MEC.

12.    STOCK-BASED COMPENSATION

On August 29, 2003, the Board approved the Incentive Stock Option Plan (the "MID Plan"), which allows for the grant of stock options or stock appreciation rights to directors, officers, employees and consultants. Amendments to the MID Plan were approved by the Company's shareholders at the May 11, 2007 Annual and Special Meeting, and became effective on June 6, 2007. At March 31, 2010, a maximum of 2.61 million MID Class A Subordinate Voting Shares are available to be issued under the MID Plan.

MID has granted stock options to certain directors and officers to purchase MID Class A Subordinate Voting Shares. Except for the options granted on November 10, 2009, as described below, such options have generally been granted with 1/5th of the options vesting on the date of grant and the remaining options vesting over a period of four years at a rate of 1/5th on each anniversary of the date of grant. On November 12, 2009,

MI Developments Inc.      2010    59

MID granted to the outside directors and to management an aggregate of 455,000 stock options to acquire MID's Class A Subordinate Voting Shares. The options granted vest 50% on the date of grant, 25% on the first anniversary of the date of grant and 25% on the second anniversary of the date of grant. Options expire on the tenth anniversary of the date of grant, subject to earlier cancellation in the events specified in the stock option agreement entered into by MID with each recipient of options.

A reconciliation of the changes in stock options outstanding is presented below:

	2010		2009
	Number	Weighted Average Exercise Price (Cdn. $)	Number	Weighted Average Exercise Price (Cdn. $)
Stock options outstanding, January 1	881,544	24.50	494,544	34.83
Cancelled or forfeited	(121,544)	26.25	(8,000)	39.12

Stock options outstanding, March 31	760,000	24.22	486,544	34.76

Stock options exercisable, March 31	537,500	27.24	401,544	34.40

The Company estimates the fair value of stock options granted at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model was developed for use in estimating the fair value of freely traded options, which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yields, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of the Company's control. Because the Company's outstanding stock options have characteristics that are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing model does not necessarily provide the only measure of the fair value of the Company's stock options.

At March 31, 2010, the total unrecognized compensation expense relating to the outstanding stock options is approximately $118 thousand, which is expected to be recognized as an expense over a period of 1.6 years.

Effective November 3, 2003, MID established a Non-Employee Director Share-Based Compensation Plan (the "DSP"), which provides for a deferral of up to 100% of each outside director's total annual remuneration from the Company, at specified levels elected by each director, until such director ceases to be a director of the Company. The amounts deferred are reflected by notional deferred share units ("DSUs") whose value reflects the market price of the Company's Class A Subordinate Voting Shares at the time that the particular payment(s) to the director is determined. The value of a DSU will appreciate or depreciate with changes in the market price of the Class A Subordinate Voting Shares. The DSP also takes into account any dividends paid on the Class A Subordinate Voting Shares. Effective January 1, 2005, all directors were required to receive at least 50% of their Board and Committee compensation fees (excluding Special Committee fees, effective January 1, 2006) in DSUs. On January 1, 2008, the DSP was amended such that this 50% minimum requirement is only applicable to Board retainer fees. Under the DSP, when a director leaves the Board, the director receives a cash payment at an elected date equal to the value of the accrued DSUs at such date. There is no option under the DSP for directors to receive Class A Subordinate Voting Shares in exchange for DSUs.

60    MI Developments Inc.      2010

A reconciliation of the changes in DSUs outstanding is presented below:

Three Months Ended March 31,	2010	2009
DSUs outstanding, January 1	115,939	80,948
Granted	14,000	32,815
Redeemed	(11,640)	(11,245)

DSUs outstanding, March 31	118,299	102,518

During the three-month period ended March 31, 2010, 11,640 DSUs were redeemed by a director who left the Board in 2009 for cash proceeds of $143 thousand. During the three-month period ended March 31, 2009, 11,245 DSUs were redeemed by two directors who left the Board in 2008 for aggregate cash proceeds of $83 thousand.

During the three-month period ended March 31, 2010, the Real Estate Business recognized stock-based compensation expense of $266 thousand (2009 — $122 thousand), which includes an expense of $262 thousand (2009 — $95 thousand), pertaining to DSUs.

13.    EARNINGS (LOSS) PER SHARE

Diluted earnings (loss) per share for the three-month periods ended March 31, 2010 and 2009 are computed as follows:

Three Months Ended March 31,	2010	2009
Income (loss) from continuing operations	$15,129	$(29,709)
Income from discontinued operations	—	864

Net income (loss) attributable to MID	$15,129	$(28,845)

Weighted average number of Class A Subordinate Voting and Class B Shares outstanding during the period (in thousands)	46,708	46,708

Diluted earnings (loss) per Class A Subordinate Voting or Class B Share
— from continuing operations	$0.32	$(0.64)
— from discontinued operations	—	0.02

	$0.32	$(0.62)

The computation of diluted earnings (loss) per share for the three-month periods ended March 31, 2010 and 2009 exclude the effect of the potential exercise of 881,544 and 494,544 options, respectively, to acquire Class A Subordinate Voting Shares of the Company because the effect would be anti-dilutive.

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14.    DETAILS OF CASH FROM OPERATING ACTIVITIES

(a)
Items not involving current cash flows are shown in the following table:

Three Months Ended March 31,	2010	2009
Real Estate Business
Straight-line rent adjustment	$221	$137
Interest and other income from MEC	—	(6,382)
Stock-based compensation expense	266	122
Depreciation and amortization	10,529	9,766
Deconsolidation adjustment to the carrying values of amounts due from MEC	—	504
Future income taxes	(26)	(1,145)
Other	85	71

	11,075	3,073

MEC(1)
Stock-based compensation expense	—	23
Depreciation and amortization	—	7,014
Amortization of debt issuance costs	—	3,346
Equity income	—	(65)
Deconsolidation adjustment to the carrying value of the investment in MEC	—	46,173
Other	—	20

	—	56,511

Eliminations (note 3(a))	—	(339)

Consolidated	$11,075	$59,245

(b)
Changes in non-cash balances are shown in the following table:

Three Months Ended March 31,	2010	2009
Real Estate Business
Accounts receivable	$(12)	$(671)
Loans receivable from MEC, net	(2)	(748)
Prepaid expenses and other	462	(681)
Accounts payable and accrued liabilities	(595)	6,142
Income taxes	(667)	1,342
Deferred revenue	(1,692)	(2,532)

	(2,506)	2,852

MEC(1)
Restricted cash	—	189
Accounts receivable	—	(18,624)
Prepaid expenses and other	—	(2,076)
Accounts payable and accrued liabilities	—	11,289
Income taxes	—	48
Loans payable to MID, net	—	653
Deferred revenue	—	217

	—	(8,304)

Eliminations (note 3(a))	—	(43)

Consolidated	$(2,506)	$(5,495)

(1)
The results for the three-month period ended March 31, 2009 include the results of MEC up to the Petition Date of March 5, 2009 (note 1(c)).

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15.    DERIVATIVE FINANCIAL INSTRUMENTS AND FAIR VALUE INFORMATION

(a)
Derivative Financial Instruments

  The Company periodically purchases foreign exchange forward contracts to hedge specific anticipated foreign currency transactions. At March 31, 2010, the Company held a foreign exchange forward contract to purchase Cdn. $0.8 million and sell euro $0.6 million. This contract matured on April 1, 2010 and was entered into by the Company's corporate operations with a Canadian dollar functional currency to mitigate its foreign exchange exposure to a euro denominated capital repatriation from a wholly-owned subsidiary of the Company having the euro as its functional currency. At March 31, 2010, the Company also held a foreign exchange forward contract to purchase U.S. $6.6 million and sell Cdn. $6.7 million. This contract matured on April 14, 2010 and was entered into by the Company, having a Canadian dollar functional currency, to mitigate its foreign exchange exposure on its dividends declared on March 29, 2010 and payable on April 15, 2010. Based on foreign exchange rates at March 31, 2010, the fair value of these foreign exchange forward contracts at March 31, 2010 was an asset of approximately $46 thousand, which is included in "prepaid expenses and other" on the Company's consolidated balance sheet.

  At December 31, 2009, the Company held foreign exchange forward contracts to purchase Cdn. $0.6 million and sell U.S. $0.5 million. These contracts matured on January 4, 2010 and were entered into by a wholly-owned subsidiary of the Company with a U.S. dollar functional currency to mitigate its foreign exchange exposure to a Canadian dollar denominated payable to the Company's corporate operations having the Canadian dollar as its functional currency. Based on foreign exchange rates at December 31, 2009, the fair value of these foreign exchange forward contracts at December 31, 2009 was a liability of approximately $10 thousand, which is included in "accounts payable and accrued liabilities" on the Company's consolidated balance sheet.

  The following tables summarize the impact of these derivative financial instruments on the Company's unaudited interim consolidated financial statements as at March 31, 2010 and December 31, 2009 and for the three-month periods ended March 31, 2010 and 2009:

As at	March 31, 2010	December 31, 2009
Derivatives not designated as hedging instruments
Foreign exchange forward contracts
— included in prepaid expenses and other	$46	$—
Foreign exchange forward contracts
— included in accounts payable and accrued liabilities	$—	$10

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Three Months Ended March 31, 2010	Location of Gains Recognized in Income on Derivatives	Amount of Gains Recognized in Income on Derivative
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Gains	$56

Three Months Ended March 31, 2009	Location of Gains Recognized in Income on Derivatives	Amount of Gains Recognized in Income on Derivative
Derivatives not designated as hedging instruments
Foreign exchange forward contracts	Foreign Exchange Gains	$104

(b)
Fair Value Measurements

  Fair value measurements are based on inputs of observable and unobservable market data that a market participant would use in pricing an asset or liability. Codification Topic 820, "Fair Value Measurements and Disclosures" establishes a fair value hierarchy which is summarized below:

  Level 1: Fair value determined based on quoted prices in active markets for identical assets or liabilities.

  Level 2: Fair value determined using significant observable inputs, generally either quoted prices in active markets for similar assets or liabilities or quoted prices in markets that are not active.

  Level 3: Fair value determined using significant unobservable inputs, such as pricing models, discounted cash flows, or similar techniques.

  The following table represents information related to the Company's assets and liabilities measured at fair value on a recurring and non-recurring basis and the level within the fair value hierarchy in which the fair value measurements fall:

As at March 31, 2010	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS CARRIED AT FAIR VALUE ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents	$170,948	$—	$—
Restricted cash	458	—	—
Foreign exchange forward contracts(i)	—	46	—
Loans receivable from MEC, net (note 3(a))(ii)	—	—	345,646

64    MI Developments Inc.      2010

As at December 31, 2009	Quoted Prices in Active Markets for Identical Assets or Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS AND LIABILITIES CARRIED AT FAIR VALUE ON ON A RECURRING BASIS
Assets carried at fair value
Cash and cash equivalents	$135,163	$—	$—
Restricted cash	458	—	—
Loans receivable from MEC, net (note 3(a))(ii)	—	—	362,404
Liabilities carried at fair value
Foreign exchange forward contracts(i)	—	10	—

ASSETS CARRIED AT FAIR VALUE ON A NON-RECURRING BASIS
Real estate property	$—	$—	$10,000

  (i)
  Foreign exchange forward contracts are a Level 2 fair value measurement as the fair value of the contracts are determined based on foreign exchange rates in effect at March 31, 2010 and December 31, 2009, respectively.

  (ii)
  The following table reconciles the beginning and ending balances of assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the three-month periods ended March 31, 2010 and 2009:

Three Months Ended March 31,	2010	2009
Loans receivable from MEC, net, beginning of period	$362,404	$—
Loan advances to MEC	11,034	—
Loan repayments from MEC	(27,794)	—
Other	2	—

Loans receivable from MEC, net, end of period	$345,646	$—

    Certain assets are measured at fair value on a non-recurring basis; that is, the assets are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. As at December 31, 2009, loans receivable from MEC, net, with an aggregate cost of $453.2 million were written down to fair value of $362.4 million. At March 31, 2010, loans receivable from MEC, net, were recorded at fair value of $345.6 million. Loans receivable from MEC, net are a Level 3 fair value measurement as estimated recoverability is partially determined based on the value of the collateral based on third party appraisals or other valuation techniques, such as discounted cash flows, for those MEC assets to be transferred to the Company under the Plan or for which the Court has yet to approve for sale under the Plan, net of expected administrative, priority and allowed claims to be paid by the Company under the Plan (note 3(a)).

16.    COMMITMENTS AND CONTINGENCIES

(a)
In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide

MI Developments Inc.      2010    65

  no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company.

(b)
In addition to the letters of credit issued under the Company's credit facilities (note 7), the Company had $2.2 million of letters of credit issued with various financial institutions at March 31, 2010 to guarantee various construction projects. These letters of credit are secured by cash deposits of the Company.

(c)
At March 31, 2010, the Company's contractual commitments related to construction and development projects outstanding amounted to approximately $1.1 million.

17.    RECONCILIATION TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The Company's accounting policies as reflected in these unaudited interim consolidated financial statements do not materially differ from Canadian GAAP except as described in the following tables presenting net income (loss) attributable to MID, earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share and comprehensive loss attributable to MID under Canadian GAAP. The following table reflects the significant differences between U.S. GAAP and Canadian GAAP that impact the financial statements for the reported periods. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2009.

Three Months Ended March 31,	2010	2009
Net income (loss) attributable to MID under U.S. GAAP	$15,129	$(28,845)
Interest expense on subordinated notes(i)	—	6,570 *
Depreciation and amortization(ii)	—	(340) *
Stock-based compensation(iii)	—	3,204 *
Foreign currency translation losses(iv)	(778)	—

Net income (loss) attributable to MID under Canadian GAAP	$14,351	$(19,411)

Basic and diluted earnings (loss) attributable to each MID Class A Subordinate Voting or Class B Share
— continuing operations	$0.31	$(0.43)
— discontinued operations	—	0.02

	$0.31	$(0.41)

Comprehensive loss attributable to MID under U.S. GAAP	$(7,734)	$(79,049)
Net adjustments to U.S. GAAP net income (loss) per above table	(778)	9,434
Translation of development property carrying costs(v)	92	(24)
Foreign currency translation losses(iv)	778	—
Employee defined benefit and postretirement plans(vi)	—	(728) *

Comprehensive loss attributable to MID under Canadian GAAP	$(7,642)	$(70,367)

*
Reflects cumulative impact of Canadian GAAP accounting to MID's investment in MEC being adjusted to nil upon deconsolidation of MEC at the Petition Date (note 1(c)).

(i)
Financial Instruments and Long-term Debt

  Under Canadian GAAP, a portion of the face value of MEC's convertible subordinated notes (the "MEC Notes") attributable to the value of the conversion feature at inception is recorded as part of the noncontrolling interest in MEC, rather than as a liability. The remaining value of the MEC Notes at inception is accreted up to their face value on an effective yield basis over the term of the MEC Notes, with the accretion amount being included in MEC's net interest expense. Under U.S. GAAP, the MEC Notes are recorded entirely as debt, resulting in lower net interest expense than under Canadian GAAP.

66    MI Developments Inc.      2010

(ii)
Depreciation and Amortization

  Based on the terms of MEC's sale of The Meadows in 2006, the sale of The Meadows' real estate properties and fixed assets is not accounted for as a sale and leaseback, but rather using the financing method of accounting under U.S. GAAP as MEC is deemed to have a continuing interest in the transaction. Accordingly, under U.S. GAAP, such real estate properties and fixed assets were required to remain on the balance sheet and continue to depreciate and $7.2 million of the sale proceeds were required to be deferred at inception and were included in MEC's "other long-term liabilities" on the Company's consolidated balance sheets at December 31, 2008 and 2007. Under U.S. GAAP, these sale proceeds are to be recognized at the point when the transaction subsequently qualifies for sale recognition. Under Canadian GAAP, the disposal of such real estate properties and fixed assets was recognized as a sale transaction.

(iii)
Stock-based Compensation

  Canadian GAAP requires the expensing of all stock-based compensation awards for fiscal years beginning on or after January 1, 2004. The Company also adopted this policy under U.S. GAAP effective January 1, 2004. However, under U.S. GAAP, the cumulative impact on adoption of stock-based compensation is not recognized in the consolidated financial statements as an adjustment to opening deficit. As a result, prior to the deconsolidation of MEC (note 1(c)), $3.2 million of MEC's stock-based compensation expense related to periods prior to January 1, 2004 are excluded from MID shareholders' equity under U.S. GAAP but not under Canadian GAAP.

(iv)
Investment Translation Gains or Losses

  Under Canadian GAAP, investment translation gains or losses are accumulated in the "accumulated other comprehensive income" component of shareholders' equity, and the appropriate amounts of the investment translation gains or losses are reflected in income when there is a reduction resulting from capital transactions in the Company's net investment in the operations that gave rise to such exchange gains and losses. Under U.S. GAAP, the appropriate amounts of the investment translation gains or losses are only reflected in income when there is a sale or partial sale of the Company's investment in these operations or upon a complete or substantially complete liquidation of the investment.

(v)
Capitalization of Development Property Carrying Costs

  Under both Canadian and U.S. GAAP, certain carrying costs incurred in relation to real estate property held for development are permitted to be capitalized as part of the cost of such property while being held for development. However, Codification Subtopic 970-360, "Real Estate — Property, Plant and Equipment", is more restrictive than CICA Handbook Section 3061, "Property, Plant and Equipment", in relation to the necessary criteria required to capitalize such costs. As a result, certain carrying costs have been capitalized from time to time under Canadian GAAP that are not permitted under U.S. GAAP.

(vi)
Employee Defined Benefit and Postretirement Plans

  Codification Topic 715, "Compensation — Retirement Benefits" requires employers to recognize the funded status (the difference between the fair value of plan assets and the projected benefit obligations) of a defined benefit postretirement plan as an asset or liability on the consolidated balance sheets with a corresponding adjustment to "accumulated other comprehensive income", net of related tax and noncontrolling interest impact. No such adjustment is required under Canadian GAAP.

(vii)
Joint Ventures

  Under U.S. GAAP, MEC's investments in joint ventures are accounted for using the equity method of accounting, resulting in MEC's proportionate share of the net income or loss of the joint ventures in which it has an interest being recorded in a single line, "equity loss (income)" on the Company's consolidated statements of income (loss). Similarly, MEC's investment in joint ventures is included in a single line "other assets" on the Company's consolidated balance sheets. Only cash invested by MEC into its interests in joint ventures are reflected in the Company's consolidated statements of cash flows. Under Canadian GAAP, MEC's investments in joint ventures are accounted for using the proportionate consolidation method. MEC's proportionate share of the joint ventures in which it has an interest is added

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  to the consolidated balance sheets, consolidated statements of income (loss) and consolidated statements of cash flows on a line-by-line basis.

  The following tables indicate the items in the consolidated balance sheets that would have been affected had the consolidated financial statements been prepared under Canadian GAAP:

As at March 31, 2010
	U.S. GAAP	Property Carrying Costs	Canadian GAAP
Real estate properties, net	$1,367,151	$4,454	$1,371,605
Future tax assets	10,429	(218)	10,211
Future tax liabilities	37,237	1,296	38,533
MID shareholders' equity	1,574,806	2,940	1,577,746

As at December 31, 2009
	U.S. GAAP	Property Carrying Costs	Canadian GAAP
Real estate properties, net	$1,389,845	$4,325	$1,394,170
Future tax assets	9,850	(218)	9,632
Future tax liabilities	37,824	1,258	39,082
MID shareholders' equity	1,589,542	2,849	1,592,391

18.    JOINT VENTURE TRANSACTION WITH PENN NATIONAL GAMING, INC.

On May 6, 2010, the Company, through an indirect wholly-owned subsidiary, entered into an agreement with a wholly-owned subsidiary of Penn National Gaming, Inc. ("Penn") providing for joint ventures to own and operate the MJC real estate and racing operations and the right to pursue non-racing gaming opportunities at MJC properties. Penn is a Nasdaq listed company. The agreement contemplates that (i) MJC's real estate and racing operations (the "Real Estate and Racing Venture") will be owned by a joint venture to be 51% owned and managed by MID, and (ii) the right to develop and operate any future gaming opportunities other than racing at the MJC properties (the "Gaming Venture") would be owned by a joint venture to be 51% owned and managed by Penn. Penn will pay MID $26.0 million for Penn's interest in the Real Estate and Racing Venture and the Gaming Venture, subject to a working capital adjustment and the reimbursement by Penn to MID of certain expenses. Each of MID and Penn has agreed to contribute an additional $6.0 million in working capital to the joint ventures. The closing of the transactions contemplated by the agreement is subject to customary closing conditions, including receipt of regulatory approval and the negotiation and execution of certain additional agreements.

68    MI Developments Inc.      2010

Corporate Information

Board of Directors	Officers	Office Location

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice Chairman
and Chief Executive Officer
Senator Rod A.A. Zimmer
Lead Director
Member of the Senate of Canada
and President of
The Gatehouse Corporation
Franz Deutsch
President,
Austrian Canadian Business Club
Benjamin Hutzel
Retired Partner,
Bennett Jones LLP
Manfred Jakszus
Corporate Director
Heribert Polzl
President,
H. Polzl Consulting Ltd.

Frank Stronach
Chairman of the Board
Dennis J. Mills
Vice Chairman
and Chief Executive Officer
Don Cameron
Chief Operating Officer
Rocco Liscio
Executive Vice President
and Chief Financial Officer
Vito Ciraco
Vice President
and Associate General Counsel
Lorne Kumer
Vice President, Real Estate

MI Developments Inc.
455 Magna Drive, 2nd Floor
Aurora, Ontario, Canada    L4G 7A9
Phone: (905) 713-6322
Fax: (905) 713-6332
www.midevelopments.com
 Investor Relations Queries
 Rocco Liscio
Executive Vice President
and Chief Financial Officer
(905) 726-7507

Lorne Weiss	Transfer Agents and Registrars
Wealth Advisor and Associate Director,
Wealth Management, ScotiaMcLeod	Canada	United States
	Computershare Trust Company of Canada 100 University Avenue Toronto, Ontario, Canada M5J 2Y1 Phone: 1 (800) 564-6253 www.computershare.com	Computershare Trust Company N.A. 250 Royall Street Canton, Massachusetts, USA 02021 Phone: 1 (800) 962-4284

Exchange Listings
Class A Subordinate Voting Shares	–	Toronto Stock Exchange (MIM.A)
	–	New York Stock Exchange (MIM)
Class B Shares	–	Toronto Stock Exchange (MIM.B)

Please refer to our website (www.midevelopments.com) for information on MID's compliance with the corporate governance standards of the New York Stock Exchange and applicable Canadian standards and guidelines.
Publicly Available Documents

Copies of the financial statements for the year ended December 31, 2009 are available through the Internet on the Electronic Data Gathering Analysis and Retrieval System (EDGAR), which can be accessed at www.sec.gov, and on the System for Electronic Document Analysis and Retrieval (SEDAR), which can be accessed at www.sedar.com. Other required securities filings can also be found on EDGAR and SEDAR.

MI Developments Inc. 455 Magna Drive, 2nd Floor Aurora, Ontario Canada L4G 7A9 Phone: (905) 713-6322 Fax: (905) 713-6332 www.midevelopments.com

QuickLinks

  Exhibit 1
MI DEVELOPMENTS ANNOUNCES 2010 FIRST QUARTER RESULTS